SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 13, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Materials for the Annual Meeting of Shareholders

Rosh Ha’ayin, Israel
September 13, 2018

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Thursday, October 18, 2018 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2017, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2017;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2017 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the “Appointed Directors”); to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company’s existing D&O insurance policy; to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder; and to approve and ratify (subject to the adoption of Resolution 5) that Mr. Tomer Bar-Zeev and Mr. Summet Jaisinghani will benefit from the indemnification and release under said resolution;

(5)	to approve and ratify the grant of indemnification and release letters to Mr. Tomer Bar-Zeev and to Mr. Sumeet Jaisinghani;

(6)
to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz), for one additional and final term, approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification and release;

(7)	to approve a new equity incentive grant to the CEO.

Resolution 7 above refers to information incorporated by reference to the Company’s Annual Reports on Form 20-F for the years ended December 31, 2015 and 2017. See below.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items 1, 4(i) and 4(iii) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of items 4(ii), 5, 6 and 7 provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on September 20, 2018 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the AGM in person may vote with respect to items 4-7 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba’a). For the shareholders’ convenience, items 1-3 and on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda’at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items 4-7 on the agenda, no later than ten (10) days before the AGM meeting date (October 8, 2018). The deadline for submission of the Board of Directors’ response to such position notices is October 13, 2018. Changes to the AGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 20, 2018 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 27, 2018. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

- ii -

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the AGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than four (4) hours before the time fixed for the AGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways, the vote shall be disqualified.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Thursday, October 25, 2018, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba’a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

- iii -

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

- iv -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on  Thursday, October 18, 2018 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2017, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2017;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2017 and the report of the Board of Directors for such period; and

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the “Appointed Directors”); to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company’s existing D&O insurance policy; to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder; and to approve and ratify (subject to the adoption of Resolution 5) that Mr. Tomer Bar-Zeev and Mr. Summet Jaisinghani will benefit from the indemnification and release under said resolution;

(5)	to approve and ratify the grant of indemnification and release letters to Mr. Tomer Bar-Zeev and to Mr. Sumeet Jaisinghani;

(6)
to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz) for one additional and final term, approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification and release;

(7)	to approve a new equity incentive grant to the CEO.

A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items 4-7 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba’a) under the Israeli Companies Law  and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba’a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 20, 2018 will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about September 13, 2018; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 12, 2018, the Company had outstanding 164,754,047 Ordinary Shares, excluding 6,342,016 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company’s Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS
REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2017, and its affiliates will be NIS 2,483 thousand for audit fees (including SOX audit), NIS 402 thousand for audit-related fees, and NIS 585 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2017, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.	“RESOLVED: to re-appoint the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2017 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL
STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2017, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2017 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL OF
COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the “Founding Israeli Shareholders”). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner. In this capacity she is an interested party and serves as an advisor and director in Wecheck Ltd (a private company). Ms. Ronen serves on the Board of Directors of Fox-Wizel Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem. Ms. Ronen has also served as an advisor to Liquidnet Inc. from 2013 to 2015. She previously served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of  Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-Tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. From 2013 until 2018, Ms. Ronen served on the Board of Directors of Mizrahi-Tefahot Bank Ltd. and during 2017-2018, she served as a director of Perion Network Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company’s Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen’s re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association).

Under the Company’s Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the close of the coming annual general meeting and may be re-elected. Accordingly, on November 20, 2017 the Board of Directors has elected Mr. Tomer Bar-Zeev as a director of the Company and on May 24, 2018 the Board of Directors has elected Mr. Sumeet Jaisinghani as a director of the Company. The services of Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani were recommended by S.B. Israel Telecom Ltd., the Company’s principal shareholder (“S.B.”).

Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr.Yehuda Saban, Mr. Arie Steinberg, Mr. Barak Pridor, Mr. Ori Yaron, Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani (as also listed in the table below) will terminate their office as directors of the Company as of the end of the AGM. It is proposed to re-elect these directors until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the services of Mr. Barry Ben Zeev (Woolfson) and Mr. Jonathan Kolodny as external directors (Dahatzim) of the Company.

The Company’s Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Mr. Barry Ben Zeev, Mr. Sumeet Jaisinghani, Mr. Jonathan Kolodny, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben Zeev (Woolfson), Mr. Kolodny, Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Mr. Ben Zeev, Mr. Kolodny and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with amendment no. 20 to the Israeli Companies Law (“Amendment No. 20”)), including the following: (a) that other than the Chairman of the Board of Directors, the directors’ compensation should, generally, be in unified amounts (or calculated in a unified manner according to number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it to the circumstances of each director individually; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional experience and accomplishments of each of the directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors do not hold full-time positions in the Company and as part of the final amount of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare their Compensation to the compensation of Company employees (or the employees of manpower contractors who are working for the Company); (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company’s financial statements, as the Compensation is dependent only on the number of meetings and the form of participation (participation in person, by means of communication or in writing); and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders’ approval.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation is important to enable the directors to promote the Company’s objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company’s risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company’s Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

It should be noted that the Compensation plan for the Company’s directors is in accordance with the Company’s Compensation Policy for Office Holders which was approved by the shareholders at the Annual General Meeting of shareholders dated September 28, 2016 (the “Compensation Policy”) and is in line with Amendment No. 20. For the terms of the Compensation Policy, see Annex “G” from the Company’s Report on Form 6-K filed on August 18, 2016 (incorporated herein by reference) at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891316006282/zk1618897.htm and https://maya.tase.co.il/reports/details/1053379/2/0.

The Compensation Committee and Board of Directors have noted the respective personal interests of the directors nominated for re-election and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM:
(a) to approve the compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron, Mr. Yehuda Saban and Mr. Barak Pridor, commencing from the close of the AGM, and to approve and ratify the compensation of Mr.Tomer Bar-Zeev and Mr. Sumeet Jaisinghani, commencing from the date of their respective appointments (November 21, 2017 and May 24, 2018), for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”);
(b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the directors listed in clause (a) above, as determined by the Compensation Committee. The Compensation Committee has determined that reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”);
(c) to approve that the directors listed in clause (a) above will continue to benefit from the Company’s existing D&O insurance policy and
(d) to approve that the directors who have an Indemnification Letter or a Revised Indemnification Letter and have Indemnification and Release Letters, as these terms are defined in Resolution 5 below (together the “Respective Indemnification and Release Letters”), will continue to benefit from the indemnification thereunder and their Respective Indemnification and Release Letters will continue in full force and effect.

The Compensation Committee and Board of Directors have also resolved and recommended to the shareholders at the AGM, to approve and ratify, subject to the adoption of Resolution 5 below, that Mr.Tomer Bar-Zeev and Mr. Sumeet Jaisinghani will benefit from indemnification and release under said resolution.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Mr. Adam Chesnoff	Director and Chairman of the Board of Directors
Mr. Elon Shalev	Director and Vice Chairman of the Board of Directors
Mr. Tomer Bar-Zeev	Director
Mr. Sumeet Jaisinghani	Director
Mr. Barak Pridor	Director
Mr. Yoav Rubinstein	Director
Mr. Arieh Saban	Director
Mr. Yehuda Saban	Director
Mr. Arie (Arik) Steinberg	Director
Mr. Ori Yaron	Director

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States, and a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of PT Media Nusantara Citra Tbk Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company’s Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Tomer Bar Zeev was appointed to the Board of Directors of Partner in November 2017. Mr. Bar Zeev is the founder of ironSource, a leading digital content company that offers monetization and distribution solutions for app developers, software developers, mobile carriers, and device manufacturers and has served since 2010 as the CEO. Mr. Bar Zeev holds a B.A. in computer science from the Interdisciplinary Center Herzliya. To the best knowledge of the Company and the Company’s Directors, Mr. Bar Zeev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Sumeet Jaisinghani was appointed to the Board of Directors of Partner in May 2018 after having previously served as a director in the Company from 2013 until 2016. Mr. Jaisinghani is a Managing Director of Saban Capital Group, Inc. (“SCG”) and is responsible for SCG’s principal investment activities in Asia-Pacific. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University’s Kelley School of Business. To the best knowledge of the Company and the Company’s Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. and as a director on the Board of Directors of: Playbuzz Ltd, Beachbum Ltd., Origami Logic Inc. and Sosa Tlv Ltd. He is also an observer on the Board of Directors of SimilarWeb Ltd. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company’s Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein serves as the CEO of SHL Telemedicine Ltd. since June 2017. Prior to the appointment as CEO, he held the position of Senior Vice President, Head of Global Business Development since March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company’s Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company’s Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company’s Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University. To the best knowledge of the Company and the Company’s Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company’s Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron and to approve and ratify the Compensation of Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company’s existing D&O insurance policy; (D) to approve that the directors listed above in clause (A) will continue to benefit from their existing indemnification and release letters which will continue in full force and effect;and (E) to approve and ratify that Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani will benefit from the indemnification and release letter subject to the adoption of Resolution 5 below;

(iii)
RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company’s existing D&O insurance policy; and (D) will continue to benefit from their indemnification and release letters which will continue in full force and effect; and

(iv)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items 4(i) and 4(iii) on the agenda. The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 4(ii) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 4(ii) on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5

APPROVAL AND RATIFICATION OF THE GRANT OF
INDEMNIFICATION AND RELEASE LETTERS TO DIRECTORS

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an office holder will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or Office Holders of the Company) in his capacity as an Office Holder of the Company.

The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable legal expenses, including attorney fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable legal expenses, including attorney fees, incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial sanction (Itzum Caspi);

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (including attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich) (“Indemnification Exclusions”).

At the Extraordinary General Meeting of shareholders held on October 17, 2013 (the “EGM”), the shareholders of the Company approved and ratified the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to the directors nominated by S.B. Israel Telecom Ltd. (“S.B.”) and Scailex Corporation Ltd., who were serving on the Board of Directors at that time, for serving as the Company’s directors, or as a director or office holder on behalf of the Company in other companies. The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Ms. Osnat Ronen and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012 (the “Indemnification Letter”).

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after the date of the EGM, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under Section 3.13 of the Revised Indemnification Letter (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner’s Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to (i) an indemnified person and such other indemnified persons under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount), and to (ii) one or more indemnified persons under indemnification letters issued by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the “Combined Maximum Indemnity Amount”), the Maximum Indemnity Amount for all indemnified persons under the Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount) shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any indemnification letter containing the Combined Maximum Indemnity Amount.

In addition, the Annual General Meeting of shareholders held on September 28, 2016, approved the grant of a new indemnification and release letter (the “Indemnification and Release Letter”) to all of the directors who were serving on the Board of Directors at that time, for serving as the Company’s directors, or as a director or office holder on behalf of the Company in other companies. The Indemnification and Release Letter includes release of Office Holders from liability for breach of the duty of care towards the Company, that are serving at the date of the AGM and that will serve in the Company from time to time.

The Company’s Compensation Committee and Board of Directors are of the opinion that the Indemnification and Release Letter includes an updated list of anticipated events for which it is customary to indemnify and the grant of release in advance to Office Holders of the Company from liability, entirely or partially, for damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of breach of duty of care toward the Company while acting in good faith, in their capacity as Office Holders to the extent that will be allowed at the time of the release by law. This will allow them to properly fulfil their duties while considering the entailed calculated risks and the responsibility imposed on them by law. The detailed events and the provision of release provide customary and accepted protection for the Office Holders in order to allow them the necessary latitude, in accordance with the law and to make business decisions for the benefit of the Company.

The release will not apply to a breach of duty of care in a distribution (“haluka”) and will not apply to the Indemnification Exclusions detailed above except for sub-section (v) of the Indemnification Exclusions. According to the Company’s Articles of Association, a release will not be given for a resolution or transaction in which the controlling shareholder or any office holder in the Company (including other Office Holders than the one being granted the release) has a personal interest. This release from liability will be for amounts for which the Office Holders are not entitled to indemnification in accordance with the Company’s D&O insurance policy.

The Indemnification and Release Letter does not cancel, derogate or constitute a waiver of any other indemnification that the Office Holder is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an Office Holder in the Company. It is clarified that the Company will not be obligated to indemnify an Office Holder for the same event, both in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with the Indemnification and Release Letter. In any case in which an Office Holder can be indemnified, by law, both in accordance with the Indemnification and Release Letter and a previous undertaking of the Company, the Company’s Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the Office Holder should be indemnified.

It is hereby proposed to issue to Mr. Tomer Bar-Zeev, who was appointed as a director on November 20, 2017 and to Mr. Sumeet Jaisinghani who was appointed as a director on May 24, 2018 (as described above under Resolution 4) and have not yet been issued an indemnification and release letter, with respect to their serving as a director in the Company or as a director or office holder on behalf of the Company in other companies, the Indemnification and Release Letter, attached as Annex “C” effective November 20, 2017 and May 24, 2018, respectively.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Tomer Bar-Zeev and to provide him with the Indemnification and Release Letter and that Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner’s current activities;

(ii)
RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Sumeet Jaisinghani and to provide him with the Indemnification and Release Letter and that Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner’s current activities; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 5 on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6

RE-APPOINTMENT OF AN EXTERNAL DIRECTOR (DAHATZ)

Under the Israeli Companies Law, the Company is required to have at least two external directors (Dahatzim) on its Board of Directors. The Board of Directors of the Company has resolved to propose to the shareholders of the Company to re-appoint Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz) of the Company.

Mr. Barry Ben Zeev serves as an external director (Dahatz) of the Company and his term of office expires on October 27, 2018. The Israeli Companies Law allows the re-appointment of an existing external director (Dahatz) for three terms of three years. Regulations promulgated under the Israeli Companies Law allow the re-appointment of an existing external director (Dahatz) for additional terms under certain conditions (specified therein). Our Articles of Association allow the re-election of an external Director (Dahatz) for additional terms as permitted by the Israeli Companies Law and regulations promulgated thereunder.

The Audit Committee and Board of Directors approved and recommended to the shareholders at the AGM to approve, the re-appointment of Mr. Barry Ben Zeev as an external director (Dahatz) for a fourth term of three years, commencing on October 28, 2018. Insofar as Mr. Ben Zeev’s re-appointment will be approved by the AGM, this will be his final term as an external director of the Company and his term will not be extended further. The Audit Committee and Board of Directors noted that since the additional external director of the Company was only recently appointed (Mr. Jonathan Kolodny) on May 5, 2018, it is in the best interest of the Company and its shareholders, to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz) for a fourth term, in order to preserve the appropriate source of knowledge and professional background in the Company, together with the strategic understanding of the administrative and historical processes accumulated within the Company, as well as Mr. Ben Zeev’s unique expertise and contribution to the operation of the Board of Directors and its Committees. The re-appointment of Mr. Ben Zeev will ensure the stability of the work of the Board of Directors and its committees, while maintaining investors’ confidence in the Company’s high corporate governance standard. In addition, our Audit Committee and our Board of Directors noted, that since the Company is examining the entry into new sectors including fintech, credit and financing, in search of new growth engines and additional income channels, Mr. Barry Ben Zeev’s valuable and extensive experience in banking and capital markets, together with his finance and corporate-strategy expertise, establish an additional clear benefit for his re-appointment, since he can contribute greatly to the Company in the analysis, understanding and implementation of its future growth plans. The directors further noted that Mr. Ben Zeev’s independence is apparent from his actions and the views he has expressed in meetings of the Board of Directors and its committees particularly in view of the fact that during Mr. Ben Zeev’s service as an external director (Dahatz) of the Company, the Company has had two different Controlling Parties (as stated in the Israeli Companies Law), which demonstrates the absence of any ‘linkage’ of Mr. Ben Zeev to either of them. Mr. Ben Zeev’s financial expertise has been apparent in his forward looking comprehension of the financial challenges that the Company has faced and his long term vision of the challenges that the Company has yet to face. His deep understanding of the Company’s activities together with his financial and strategic expertise and his vast experience as Chairman of the Audit and Compensation Committees that uphold proper corporate governance of the Company have provided a significant contribution to the Company’s performance. The Audit Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner as an external director (dahatz) in October 2009 and serves as the chairman of the Audit Committee and Compensation Committee. During the years 2017-2018 Mr. Ben Zeev made sure to participate in 100% of the meetings of the committees of the Company in which he serves as a member and in 100% of the meetings of the Board of Directors of the Company. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006,  Chairman of Poalim Asset Management in the UK and Ireland during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta’asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Provident and Pension Ltd., as an independent director and head of the investment committee. In addition, he serves on the Board of Trustees of the College for Management (Michlala Le-Minhal). He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007, as a member of the investment committee of Manof Bereshit during the years 2009-2013 and as an independent director of Poalim Asset Management UK Ltd during the years 2011-2018. Mr. Ben Zeev holds a B.A. in Economics and an M.B.A both from Tel-Aviv University.

The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben Zeev was determined by the Board of Directors to be one of these “accounting and financial experts”. Mr. Ben Zeev also qualifies as an independent director according to U.S. law and Israeli law.

Under the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director) (2000), as amended (the “Remuneration Regulations”), the remuneration we pay our external directors (Dahatzim) requires the approval of shareholders. Our Compensation Policy, states that our directors shall generally be (i) entitled to remuneration, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Remuneration Regulations, (ii) entitled to reimbursement of expenses, (iii) benefit from our Office Holders’ insurance policy and from indemnification letters that have been or shall be granted to them, and (iv) if so determined by the Company and subject to the conditions specified in our Compensation Policy, to certain equity compensation (no equity compensation is proposed hereby).

The Remuneration Regulations allow for several methods of remuneration of the external directors (Dahatzim) and also allow for reimbursement of certain expenses to external directors (Dahatzim). The Remuneration Regulations recognised the increased burden on, and responsibility of, the external directors (Dahatzim) and allow the Company to remunerate the external directors according to the “relative method”, which is relative to the remuneration that a company pays its “other directors”. The term “other directors” is defined in the Remuneration Regulations. It generally includes directors who are not external directors (Dahatzim) in that company, controlling party directors, directors holding another position in the company, holding a position in that company’s controlling party or in an entity controlled by that controlling party, directors who provide additional services on an ongoing basis to that company, the controlling party or to a company controlled by that company’s controlling party or directors who receive other remuneration from that company. We wish to continue remunerating Mr. Barry Ben Zeev according to the “relative method” of remuneration under the Remuneration Regulations by paying Mr. Barry Ben Zeev the same remuneration that the Company pays its “other directors” and its additional external director (Mr. Jonathan Kolodny). Therefore, we wish to pay Mr. Barry Ben Zeev, commencing from the date of his re-appointment (October 28, 2018), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event that options will be granted to Company directors, the Company will grant options to the Company’s external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Mr. Barry Ben Zeev, if and to the extent permitted by the Compensation Policy at the relevant time.

The Compensation Committee and Board of Directors have considered Mr. Ben Zeev’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the directors’ compensation, the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations. The Compensation Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev and, subject to his re-appointment, approved, and recommended to the shareholders at the AGM to approve, the payment of the Remuneration to Mr. Ben Zeev and the reimbursement of expenses to him as set forth in the Remuneration Regulations. The Compensation Committee and Board of Directors have also approved, and recommended to the shareholders at the AGM to approve, as previously approved by the shareholders, that Mr. Ben Zeev will continue to benefit from the Company’s D&O insurance policy (as in effect from time to time) and from his existing indemnification and release letters, which will continue in full force and effect.

The shareholders of the Company approved the appointment of Mr. Jonathan Kolodny as an external director of the Company until May 5, 2021. He continues to serve as an external director (Dahatz) of the Company without any change.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz) of the Company for one additional and final term of three years in accordance with the Israeli Companies Law, commencing on October 28, 2018;

(ii)
RESOLVED: to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Mr. Barry Ben Zeev. In the event that options will be granted to Company directors, the Company will grant options to Mr. Barry Ben Zeev in a manner complying with the Remuneration Regulations, if and to the extent permitted by the Company’s Compensation Policy at the relevant time. Mr. Ben Zeev will continue to benefit from the Company’s D&O insurance policy (as in effect from time to time) and from his existing indemnification and release letters, which shall continue in full force and effect; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting “Controlling Parties“ (as stated in the Israeli Companies Law including section 268 thereof, “Controlling Parties“) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder constitutes a Controlling Party in the Company or has a Personal Interest in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) or not, as a condition for that shareholder’s right to vote and be counted with respect to item no. 6 on the agenda. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a Controlling Party interest or a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours (72) prior to the time of the AGM).

ITEM 7

APPROVAL OF A NEW EQUITY INCENTIVE GRANT TO THE CEO, MR.
ISAAC BENBENISTI

The previous equity incentive was granted to the Company’s CEO, Mr. Isaac Benbenisti, by the AGM in October 2015. The final tranche of said grant, is expected to vest in October 28, 2018. Therefore, on August 14, 2018, further to the Compensation Committee’s approval, the Company’s Board of Directors approved and recommended for the AGM to approve, a new equity incentive grant for the Company’s CEO in accordance with the Company’s Compensation Policy (“New Equity Incentive Grant”), while all other compensation components of the CEO will remain unchanged.

The Company’s Board of Directors resolved to approve the New Equity Incentive Grant in recognition of the Company’s substantial achievements under the leadership of the CEO, as well as his significant contribution to the Company’s ongoing operations during his tenure. It was noted that it is in the Company’s best interest to retain the Company’s CEO in office and to create incentives that will link the CEO’s compensation to the Company’s achievements and the interests of its shareholders, while ensuring that the adequate incentives are put in place to maximize the Company’s long-term value.

The rationale of the Compensation Committee and the Board of Directors for the approval of the New Equity Incentive Grant to the Company’s CEO

In the Compensation Committee and the Board of Directors’ resolutions, it was noted, among others, that the following achievements of the Company were made during the CEO’s tenure:

Mr. Benbenisti was appointed as CEO of the Company in July 2015. Since the beginning of his incumbency, Mr. Benbenisti has succeeded in contributing substantially to the Company’s operations and has acquired deep knowledge about the various aspects of the Company’s businesses. Within a relatively short period, Mr. Benbenisti succeeded in advancing significant courses of action, and succeeded in transforming the Company from a cellular company to a leading communications group that provides comprehensive communications solutions to private and business customers.

Partner TV Service – In 2017, under the orchestration of Mr. Benbenisti, Partner TV service was launched, an innovative and revolutionary course of action. Since its launch and up until today, the Company has had the highest pace of customer acquisitions, exceeding every other television service in Israel. The Company was the first telecommunications company in Israel to achieve cooperation agreements with the leading international content providers, Netflix and Amazon. Within the first year of its commercial launch, Partner TV has revolutionized the Israeli multi-channel TV market and today over 100,000 households are connected to the service. In light of the above, Partner TV service was awarded the 2018 Israeli Consumers’ Choice Award for Product Innovation.

Deployment of Partner Fiber optic network infrastructure – Mr. Benbenisti initiated the fiber optic network project, a strategic project that will enable the Company substantial cost savings and will eliminate the dependence on the infrastructures of the two largest wireline infrastructure operators in Israel. Partner fiber optic infrastructure deployment has made substantial progress in a relatively short period, reaching over 170,000 households in dozens of cities throughout Israel, enabling internet speeds of up to 1,000 Mbps.

Under Mr. Benbenisti’s leadership, the Company has progressed to implementing an orderly and methodical work process that resulted in 2017 being the second consecutive year in which the Company achieved its budget targets and even beyond.

During Mr. Benbenisti’s tenure, the Company underwent a significant course of operational streamlining, resulting in annual savings of approximately NIS 500 million, which enables the Company to contend with the upheavals in the telecommunications market.

Reduction of the level of indebtedness – Mr. Benbenisti succeeded in reducing the Company’s net debt from NIS 2.6 billion in June 2015 to NIS 0.9 billion in July 2018.

Maintaining proper labor relations – the Company, under the CEO’s leadership, has succeeded in maintaining stable labor relations in the Company, while motivating team spirit and solidarity in the Company towards accomplishments and successes. The Board of Directors strongly believes that the Company’s CEO constitutes a leader to whom the managers and employees feel a commitment. As evidence of this, the Company was named “the best workplace” out of all of the telecommunications companies in Israel (according to the BDI rating of May 2018).

Diversification of sources of income and growth engines – the Company is considering entry into new markets in order to reduce its dependency on the telecommunications industry, and to diversify the Company’s sources of income. It is highly unlikely that the Company could have been able to consider such a strategy were it not for the reduction of the level of indebtedness of the Company led by Mr. Benbenisti during the years of his incumbency.

Pursuant to Section 272 (C.1.)(1) of the Israeli Companies Law, a company’s engagement with the company’s general manager in relation to his terms of office and employment that conforms to the company’s compensation policy for office holders, must be approved by the compensation committee, the board of directors and the AGM by a special majority set forth in section 267A of the Israeli Companies Law.

The Compensation Committee of the Company discussed the compensation terms of the Company’s CEO at two separate meetings after which the Company’s Board of Directors discussed the matter. The Board of Directors determined that the New Equity Incentive Grant, as set forth below, is in accordance with the Company’s Compensation Policy and for the benefit of the Company.

The Compensation Committee and the Board of Directors considered the provisions of the Compensation Policy, which include, among others, the requirement that variable compensation be linked to performance and that a correlation must be made between the interests of the Company’s CEO and the interests of the Company and its shareholders, while examining criteria, relevant benchmarks and market trends.

Prior to the meetings that approved Mr. Benbenisti’s New Equity Incentive Grant, data was presented to the Compensation Committee and to the Board of Directors with regard to: the CEO’s current terms of office and employment and the New Equity Incentive Grant; with regard to the Compensation Policy and with regard to the comparative analysis conducted by Prof. Moshe Zviran of the terms of office and employment of CEOs at companies comparable to the Company; and with data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on labor relations in the Company.

Our Compensation Committee and Board of Directors reviewed peer group analysis of incentive plans granted to other CEOs and concluded that Mr. Benbenisti’s New Equity Incentive Grant, as part of the cost of the CEO’s entire compensation terms, is reasonable in relation to the contribution of the CEO to the Company.

According to that stated, presented herewith for the approval of the AGM are the terms of the New Equity Incentive Grant for the CEO of the Company:

The New Equity Incentive Grant will be at the value of NIS 7.4 million comprised of 4 tranches, for a vesting period of 4 years, 1 year for each tranche. The Board of Directors expressly noted that the New Equity Incentive Grant is of a lower value compared to the previous equity incentive grant approved by the AGM for the CEO, and scheduled to vest during a longer vesting period (the previous granted equity incentive was comprised of options at a value of NIS 8 million, for a vesting period of 3 years).

The proposed New Equity Incentive Grant will be comprised of 50% of the value in options of the Company (non-tradeable) (NIS 3.7 million) and 50% of the value in restricted shares (NIS 3.7 million).

The value of the options shall be calculated according to a Black and Scholes (B&S) model1. The options shall be granted pursuant to the Company’s Amended and Restated 2004 Equity Incentive Plan as amended from time to time, with the last amendment thereto approved by the Compensation Committee on March 9, 2016 and by the Company’s Board of Directors on March 13, 2016 (“Equity Incentive Plan”). The vesting period of the options, the restriction period and the entitlement to the restricted shares (jointly “the Vesting Period”) will be as follows (consistent with the blocking periods prescribed in section 102 of the Income Tax Ordinance (New Version), 5721 – 1961 (“the Ordinance”): The options shall vest in 4 equal tranches, at the end of each year during the vesting after the Grant Date, as defined below. The exercise dates are according to the Equity Incentive Plan. For the terms of the Equity Incentive Plan, see Exhibit 15.(a).1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 (incorporated herein by reference), at: https://maya.tase.co.il/reports/details/1023782 and https://www.sec.gov/Archives/edgar/data/1096691/000117891316004683/exhibit_15a-1.htm.

The exercise price of the options will be defined as the average closing price of the Company’s share during the 30 trading days on the Tel-Aviv Stock Exchange preceding the date of approval by the AGM, plus a 5% premium.

Subject to the approval of the AGM, the options shall be granted to the CEO of the Company one business day after having been approved by the AGM (“Grant Date”), with the exercise price (according to the exercise price determination mechanism stated above) and the number of options (according to the aforesaid value) to be defined at that time according to the B&S model.

The options will be exercisable during a 6-year period as of their vesting date.

1 The B&S model calculation was conducted according to the method set forth in Note 21 of the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 with the necessary changes.

With respect to the restricted shares of the CEO’s New Equity Incentive Grant, pursuant to the requirement of the Company’s Compensation Policy regarding restricted shares, in addition to the Vesting Period, performance targets will also be defined and will constitute a precondition to vesting. The proposed performance targets relating to the earning of the restricted shares are as follows (“Performance Targets”):

For the purpose of creating uniformity in this regard with all other Office Holders and employees of the Company who were also allotted equity components in the form of restricted shares (i.e., the CEO and the rest of the Office Holders and employees have identical terms), the Performance Targets will be the same as the Company targets which are defined for the annual bonus for all Office Holders in the Company and which shall be predefined each year by the Compensation Committee and the Board of Directors for each calendar year (in accordance with section 5.5.1.3 to the Compensation Policy), with the threshold criterion for vesting being achievement of Company targets at an average of at least 80%, as follows:

First tranche of the restricted shares - achievement of at least 80% of the Company targets in 2019;

Second tranche of the restricted shares - achievement of at least 80% of the Company targets in 2020;

Third tranche of the restricted shares - achievement of at least 80% of the Company targets in 2021;

Fourth tranche of the restricted shares - achievement of at least 80% of the Company targets in 2022.

The vesting conditions for the restricted shares with respect to the Performence Targets will also include a mechanism for deferring vesting to the following years in the event of a failure to fulfill a criterion, provided that there is average achievement of the Performance Targets during the Vesting Period cumulatively.

If the Performance Targets are not achieved by the deadline defined for each tranche as stated above (including the deferred vesting), then the CEO will not be eligible for the restricted shares of that relevant tranche and they will be returned to the Company and classified as treasury shares.

The restricted shares shall be granted to the CEO on the Grant Date and the number of restricted shares (according to the aforesaid value) will be calculated based on the share price on the date of the AGM.

The granting of the New Equity Incentive Grant will be in a capital gains track with a trustee, pursuant to the provisions of section 102 of the Ordinance, and pursuant to the rules enacted pursuant to section 102 of the Ordinance, as amended from time to time. The restriction will be according to the Ordinance and the directives of the Israel Tax Authority, or for a different period, as determined in any amendment to section 102 of the Ordinance and the rules by virtue thereof.

All other terms of the allotment of the Equity Incentive Grant (including adjustments, eligibility for equity compensation under circumstances of termination of employment, death, disability, etc.) will be in accordance with the terms of the Equity Incentive Plan. The Equity Incentive Plan also includes an acceleration mechanism of the Equity Incentive Grant in the instance whereby the offeree’s employment is terminated by the Company within six months of the date of a “transfer of control,” as this term is defined in the Equity Incentive Plan.

The ratio between the terms of office and employment of the CEO and the wages of the rest of the employees of the Company and of employees of manpower contractors who are working at the Company, following the approval of the proposed New Equity Incentive Grant to the CEO2:

The ratio between the value of Mr. Benbenisti’s terms of employment and the average wage of the Company’s employees, excluding employees of manpower contractors, following the approval of the proposed New Equity Incentive Grant to the CEO, will be approximately 29, while the ratio between the value of Mr. Benbenisti’s terms of employment and the median wage of the Company’s employees, excluding employees of manpower contractors, will be approximately 43.

The aforesaid ratios do not include data regarding the average wage and median wage of employees of manpower contractors. However, in the Company’s opinion, such data would only have raised the average wage and the median wage, and therefore, would have only narrowed the aforesaid ratios. These ratios are lower compared to those that existed at the time of approval of the CEO’s terms of employment in 2015 by the AGM, which were 32 and 49, respectively. Therefore, considering the CEO’s office and the difference in the wage levels, these gaps are not expected to affect labor relations in the Company.

The Compensation Committee and the Board of Directors discussed the ratio between the fixed proposed compensation regarding the CEO and the variable equity and cash compensation. The variable components are limited to maximums that are consistent with the requirement for a close link between payments to the CEO and the Company’s performance and increase of its profits, while protecting the interests of the Company and its shareholders. According to the above, following the approval by the AGM of the New Equity Incentive Grant to the CEO, the ratio between the variable non-equity components and the fixed components, to be given to the CEO in respect of a single calendar year, is expected to be 0.7, while the ratio between the  variable (equity and non-equity) components and the fixed components to be given to the CEO in respect of a single calendar year, is expected to be 1.4. The Compensation Committee and the Board of Directors reached the conclusion that the aforesaid ratios are in accordance with the Company’s Compensation Policy.

The Compensation Committee and the Board of Directors decided to not define a maximum for the exercise value, since the Company’s Compensation Policy does not define such a maximum, and due to the fact that the Company wishes to give the CEO the greatest incentive to maximize the value of the shares and to participate in the return to the shareholders.

The CEO’s current compensation terms include other compensation components which will not be affected by the approval of the proposed resolution as detailed below and will remain unchanged. For more information regarding the CEO’s current compensation terms (including the previous equity incentive grant) see Item 6B. Compensation, pages 113 to 116 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (incorporated herein by reference), at: https://maya.tase.co.il/reports/details/1154676  and https://www.sec.gov/Archives/edgar/data/1096691/000117891318001012/zk1821380.htm.

[2]
“Employees of a manpower contractor who are working at the Company” – employees of a manpower contractor, when the Company is their actual employer, and employees of a service contractor who are engaged in the provision of a service at the Company; in this context, “Manpower Contractor,” “Service Contractor,” “Actual Employer” – as these terms are defined in the Employment of Employees by Manpower Contractors Law, 5756 – 1996.

“Wage” – the income for which national insurance contributions are being paid, pursuant to chapter 15 of the National Insurance Law [Consolidated Version], 5755 – 1995.

Considering the set of parameters and considerations as stated above, and considering, inter alia, the size of the Company, the scope, complexity and nature of its operations, and the office of the CEO, as well as the responsibilities of the CEO, the Compensation Committee and the Board of Directors determined that the terms of the New Equity Incentive Grant, are fair, reasonable and customary, under the circumstances.

In accordance with the Compensation Policy and the Israeli Companies Law, insofar as the law permits this, if the shareholders oppose the approval of a compensation plan, the Compensation Committee and Board of Directors may approve the plan, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of the terms of the compensation plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and determined that this resolution is in the best interest of the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the New Equity Incentive Grant to the CEO, Mr. Isaac Benbenisti; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 7 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 7 on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner’s means of control.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

Dated: September 13, 2018

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2017 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2017 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Partner Communications Company Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017,  based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(n) to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2017.

Basis for Opinions

The Company’s management and board of directors are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 28, 2018

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2016	2017*	2017*
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		716	867	250
Short-term deposits		452	150	43
Trade receivables	7	990	808	233
Other receivables and prepaid expenses		57	48	14
Deferred expenses – right of use	12	28	43	12
Inventories	8	96	93	27
		2,339	2,009	579

NON CURRENT ASSETS
Trade receivables	7	333	232	68
Prepaid expenses and other		2	5	1
Deferred expenses – right of use	12	75	133	38
Property and equipment	10	1,207	1,180	340
Intangible and other assets	11	793	697	201
Goodwill	13	407	407	117
Deferred income tax asset	25	41	55	17
		2,858	2,709	782

TOTAL ASSETS		5,197	4,718	1,361

* See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The financial statements were authorized for issue by the board of directors on March 28, 2018.

Isaac Benbenishti	Tamir Amar	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2016	2017***	2017***
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	498	705	203
Trade payables		681	787	227
Payables in respect of employees		101	91	26
Other payables (mainly institutions)		28	31	9
Income tax payable		45	50	14
Deferred income with respect to settlement
agreement with Orange	18	108
Deferred revenues from HOT mobile	9,22	31	31	9
Other deferred revenues	22	38	41	12
Provisions	14	77	75	22
		1,607	1,811	522

NON CURRENT LIABILITIES
Notes payable	6,15	646	975	281
Borrowings from banks and others	6,15	1,550	243	69
Liability for employee rights upon retirement, net	16	39	40	12
Dismantling and restoring sites obligation	14	35	27	9
Deferred revenues from HOT mobile	9,22	195	164	47
Other non-current liabilities	14,22	14	24	7
		2,479	1,473	425

TOTAL LIABILITIES		4,086	3,284	947

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2016 and 2017 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2016 – *156,993,337 shares
December 31, 2017 – *168,243,913 shares
Capital surplus		1,034	1,164	336
Accumulated retained earnings		358	491	142
Treasury shares, at cost –
December 31, 2016 – **3,603,578 shares
December 31, 2017 – **2,850,472 shares		(283)	(223)	(65)
TOTAL EQUITY		1,111	1,434	414
TOTAL LIABILITIES AND EQUITY		5,197	4,718	1,361

*	Net of treasury shares.
**	Including shares held by trustee under the Company’s Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b)
***	See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2015	2016	2017*	2017*
	Note	In millions (except earnings per share)
Revenues, net	5, 22	4,111	3,544	3,268	943
Cost of revenues	5, 22	3,472	2,924	2,627	758
Gross profit		639	620	641	185

Selling and marketing expenses	22	417	426	269	78
General and administrative expenses	22	223	263	196	56
Income with respect to settlement
agreement with Orange	18	61	217	108	31
Other income, net	23	47	45	31	9
Operating profit		107	193	315	91
Finance income	24	13	13	4	1
Finance expenses	24	156	118	184	53
Finance costs, net	24	143	105	180	52
Profit (loss) before income tax		(36)	88	135	39
Income tax expenses	25	4	36	21	6
Profit (loss) for the year		(40)	52	114	33

Earnings (loss) per share
Basic	27	(0.26)	0.33	0.70	0.20
Diluted	27	(0.26)	0.33	0.69	0.20

* See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2015	2016	2017**	2017**
	Note	In millions
Profit (loss) for the year		(40)	52	114	33
Other comprehensive income (loss), items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	16	5	(8)	(2)	*
Income taxes relating to remeasurements of
post-employment benefit obligations	25	(1)	2	1	*
Other comprehensive income (loss)
for the year, net of income taxes		4	(6)	(1)	*

TOTAL COMPREHENSIVE INCOME
(LOSS) FOR THE YEAR		(36)	46	113	33

*   Representing an amount of less than 1 million.
** See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings	shares	Total
		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2015	156,072,945	2	1,102	286	(351)	1,039

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(36)		(36)
Exercise of options and vesting of restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				17		17
BALANCE AT DECEMBER 31, 2015	156,087,456	2	1,102	267	(351)	1,020

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				46		46
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(68)		68	*
Employee share-based compensation expenses				45		45
BALANCE AT DECEMBER 31, 2016	156,993,337	2	1,034	358	(283)	1,111

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				113		113
Issuance of shares to shareholders (see note 21)	10,178,211	*	190 ***			190
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(60)		60
Employee share-based compensation expenses		*		20		20
BALANCE AT DECEMBER 31, 2017	168,243,913	2	1,164	491	(223)	1,434

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2017	156,993,337	1	298	103	(82)	320
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				33		33
Issuance of shares to shareholders (see note 21)	10,178,211	*	55 ***			55
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(17)		17
Employee share-based compensation expenses				6		6
BALANCE AT DECEMBER 31, 2017	168,243,913	1	336	142	(65)	414

*     Representing an amount of less than 1 million.
**   Net of treasury shares.
*** Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued)–- 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2015	2016	2017**	2017**
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		955	975	1,002	288
Income tax paid		(33)	(30)	(29)	(8)
Net cash provided by operating activities		922	945	973	280
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(216)	(127)	(223)	(64)
Acquisition of intangible and other assets		(143)	(69)	(153)	(44)
Proceeds from (investment in) short-term deposits, net			(452)	302	87
Interest received	24	3	2	2	1
Proceeds from sale of property and equipment	23	1	7	*	*
Investment in PHI	9	(1)
Net cash used in investing activities		(356)	(639)	(72)	(20)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	21			190	55
Proceeds from issuance of notes payable, net of issuance costs	15			650	187
Interest paid		(137)	(108)	(165)	(48)
Non-current borrowings received	6,15	675	250	350	101
Repayment of non-current borrowings	15	(533)	(15)	(1,332)	(384)
Repayment of notes payable	15	(308)	(643)	(443)	(128)
Net cash used in financing activities		(303)	(516)	(750)	(217)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		263	(210)	151	43

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		663	926	716	207

CASH AND CASH EQUIVALENTS AT END OF YEAR		926	716	867	250

*   Representing an amount of less than 1 million.
** See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2015	2016	2017**	2017**
	Note	In millions

Cash generated from operations:
Profit (loss) for the year		(40)	52	114	33

Adjustments for:
Depreciation and amortization (including impairment)	10, 11, 13	641	565	540	156
Amortization (including impairment) of deferred
expenses - Right of use	12, 13	112	30	40	12
Employee share based compensation expenses	21	17	45	20	6
Liability for employee rights upon retirement, net	16	(12)	(3)	(1)	*
Finance costs, net	24	(8)	1	(2)	(1)
Change in fair value of derivative financial instruments	6	(2)	*	*	*
Interest paid	24	137	108	165	47
Interest received	24	(3)	(2)	(2)	(1)
Deferred income taxes	25	(40)	10	(13)	(4)
Income tax paid	25	33	30	29	8
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	(183)	226	283	82
Other		(13)	(9)	6	2
Increase (decrease) in accounts payable and accruals:
Trade		(5)	(38)	69	20
Other payables		(12)	*	(3)	(1)
Provisions	14	19	*	(2)	(1)
Deferred income with respect to settlement
agreement with Orange	18	325	(217)	(108)	(31)
Deferred revenues from HOT mobile	9		227	(31)	(9)
Other deferred revenues		(6)	10	3	1
Increase in deferred expenses - Right of use	12	(34)	(80)	(113)	(33)
Current income tax	25	11	(4)	5	1
Decrease in inventories	8	18	24	3	1
Cash generated from operations:		955	975	1,002	288

*   Representing an amount of less than 1 million.
** See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

Supplementary information
At December 31, 2015, 2016 and 2017, trade and other payables include NIS 126 million, NIS 134 million and NIS 165 million ($48 million) (including NIS 8 million with respect to costs of obtaining contracts with customers), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity

Partner Communications Company Ltd. (“the Company”, “Partner”) is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the orange™ brand until February 15, 2016, and under the Partner brand thereafter, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha’ayin 48103, Israel.

The Company’s share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. (“TASE”) under the symbol “PTNR”. American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol “PTNR”. See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company’s principal shareholder.

These consolidated financial statements of the Company as of December 31, 2017, are comprised of the Company and its subsidiaries and consolidated partnerships (the “Group”). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1), see also 2(c)(2) with respect to investment in PHI.

The Group has early adopted IFRS 15, Revenues from contracts with customers, as from January 1, 2017. See note 2(n).

b.	Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker (“CODM”), and supported by budget and business plans structure, different regulations and licenses (see (d) below). The CEO considers the business from two operating segments, as follows (see also note 5):

(1)	Cellular segment:

The cellular segment includes basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, and services provided to other operators that use the Company’s cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the post-paid cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, the Apple Music streaming service, and a range of advanced business services.
International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.
Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. We also provide cellular phone repair services for independent merchants.
In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.	Operating segments (continued)

(2)	Fixed-line segment

The fixed-line segment includes: (a) Internet services that provide access to the internet through both fiber optics and wholesale broadband access, ISP services and internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) For business customers, SIP voice trunks, Network Termination Point Services (“NTP”) – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber’s place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Commencing in third quarter of 2017: Television services over the Internet (“TV”).

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment, and a variety of digital audio visual equipment including televisions, digital cameras, games consoles, audio accessories and related equipment, and integration projects.

Each segment is divided into services and equipment revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and segment Adjusted EBITDA (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

c.	Main recent regulatory developments

(1)
As part of the Economic Program Law for the years 2017-2018, that was published at the end of December 2016 it was determined, among others, that Bezeq and HOT Telecom will be required to allow other domestic operators including Partner, access to passive infrastructures. Following the enactment of this legislation, Bezeq has begun to partially observe its duty to provide access to its passive infrastructures and deployed several fiber optic cables for licensees using its own personnel.

In October 2017, the Ministry of Communications instructed Bezeq to comply with its existing policy and clarified that it must allow other domestic operators (including Partner) to deploy fiber optic cables with their own contractors (without the need for the use of Bezeq personnel).

(2)	See information in respect of frequency fees in note 17(1).

(3)	See information in respect of corporate tax rates in note 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications (“MOC”) and from the Israeli Civil Administration (“CA”):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	80
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	4
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Jun, 2020
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Jun, 2020
(7)	ILD(*)	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2029	5
(8)	ILD(**)	West Bank	012 Smile Telecom Ltd.	CA	Dec, 2029	0.25
(9)	Fixed(*)	Israel	012 Telecom Ltd.	MOC	Dec, 2025	5
(10)	Fixed(**)	West Bank	012 Telecom Ltd.	CA	Dec, 2025	0.25
(11)	Fixed(*) (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	5
(12)	Fixed(**) (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	0.25
(13)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2020

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

With respect to license (1), the Company is entitled to request an extension of the license for additional periods of six years, at the discretion of the MOC. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

(*)	In February 2016, these licenses were replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous license.

(**)
In July 2016, these licenses were replaced with a general-unified license. The general conditions of the general-unified license granted by the MoC, generally apply to these licenses, subject to certain modifications.

As part of the unification of the Group’s licenses, in January 2018, the Group filed requests to terminate licenses (5),(6),(7),(8),(9),(10),(13).

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

See also note 17(5) as to additional guarantees made to third parties.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Basis of preparation

The consolidated financial statements of the Company (“the financial statements”) have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations

(1)	Functional and presentation currency
The consolidated financial statements are measured and presented in New Israeli Shekels (“NIS”), which is the Group’s functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2)	Transactions and balances
Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3)	Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2017 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2017 (USD 1 = NIS 3.467). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Interests in other entities

(1)	Subsidiaries

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

List of wholly owned Subsidiaries and partnerships:
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. (“PFC”)
Partner Communication Products 2016 - Limited Partnership
Partner Business Communications Solution - Limited Partnership – not active

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Interests in other entities (continued)

(2)	Investment in PHI

In November 2013, the Company and Hot Mobile Ltd entered into a network sharing agreement (“NSA”) and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (“PHI”), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties’ radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks. See also note 9.

As described in note 4(b)(3) the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method as PHI is considered an associate. An associate is an entity over which the group has significant influence but not control. Investment in associate is accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-establishment profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income.

Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

See also note 26(d) for information about transactions and balances with respect to the investment in PHI – as a related party.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems, related equipment, accessories and other inventories are stated at the lower of cost or net realizable value. Cost is determined on the “first-in, first-out” basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.	Property and equipment

Property and equipment are initially stated at cost.

Costs are included in the assets’ carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (m)(2).

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i)).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Subscribers equipment and installations	2 - 4
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5‑10 years) of the improvements, whichever is shorter.

See note 13(2) with respect of impairment charges in 2015.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1(d)):

(a)
The licenses to operate cellular communication services were recognized at cost. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership’s license for providing fixed-line communication services is stated at cost.

(c)	012 Smile and its subsidiaries’ licenses were recognized at fair value in a business combination as of the acquisition date of 012 Smile March 3, 2011.

The other licenses of the Group were received with no significant costs.

The licenses are amortized by the straight-line method over their useful lives (see note 1(d)) excluding any ungranted possible future extensions that are not under the Group’s control. The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 11.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method. See note 13(2) with respect of impairment charges in 2015.

(4)	012 Smile trade name:

Trade name was acquired in a business combination. In 2015, the Group decided to cease the usage of the “012 Smile” trade name in 2017.As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased by NIS 1 million, NIS 16 million, and NIS 6 million in 2015, 2016, 2017 respectively, see also notes 4(a)(2), and 13(2). As of December 31, 2017 the trade name was fully amortized.

(5)	Capitalization of contract costs according to IFRS15 (see note 2(n)):

According to IFRS 15 (see note 2(n)) incremental costs of obtaining contracts with customers are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs, instead of recognizing these costs in the statement of income as incurred (mainly direct commissions paid to resellers and sales employees for sales and upgrades). The assets are amortized in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see also note 4(a)(1). IFRS 15 also determines that direct costs of fulfilling a contract which the Group can specifically identify and which produce or improve the Group’s resources that are used for its future performance obligation (and it is probable that the Group will recover these costs) are recognized as assets (together: “contract costs”), see note 11. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI’s assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). See note 13(2) with respect to impairment charges to ROU in 2015 in an amount of NIS 76 million. Other costs of right to use PHI’s assets are presented as deferred expenses and amortized on a straight line basis over the assets useful lives.

h.	Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of CGUs under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) with respect to impairment tests.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

An impairment loss recognized in prior periods for an asset (or CGU) other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s (or CGU’s) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

The Group recorded in 2015 impairment charges of intangible assets, deferred expenses – right of use, and fixed assets, see note 13(2) and note 4(a)(2).

j.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. See note 6(c) as to classification of financial instruments to the categories.
Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities.
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when the Group has currently a legal enforceable right to offset the recognized amounts and has an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Financial instruments (continued)

(1)	Financial instruments at fair value through profit or loss category:
Gains or losses arising from changes in the fair value of derivative financial instruments are presented in the income statement within “finance costs, net” in the period in which they arise. These financial instruments are classified into 2 levels based on their valuation method (see also note 6(c)):

Level 1:          quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:          inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

(2)	Loans and receivables category:
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. Cash and cash equivalents are highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. Trade receivables are presented net of allowance for doubtful accounts. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Group factored trade receivables resulting from sales of equipment by credit cards. The factoring was on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sales transaction. The results of the factoring transaction were charged to financial income and expenses on the settlement date, see also note 7(a).

(3)	Financial liabilities and borrowings at amortized cost category:
Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment, including trade payables. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. See also note 15.

The Group revised its estimates of payments with respect to long term borrowings L and K due to early repayments (see note 15(5)), therefore the Group adjusted the carrying amount of the financial liabilities to reflect the actual and revised estimated cash flows. The Group recalculated the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment was recognized in profit or loss as interest expense of NIS 18 million for 2017.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits

(i)	Post-employment benefits

1.	Defined contribution plan
According to Section 14 of the Israeli Severance Pay Law the Group’s liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

2.	Defined benefit plan
Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits (continued)

(ii)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii)	Short term employee benefits

1.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group’s overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.	Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see note 28).

l.	Share based payments

The Group operates an equity-settled share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings.
The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated, See note 14.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group’s assessment of risk is based both on the advice of legal counsel and on the Group’s estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)
Provisions for equipment warranties include obligations to customers in respect of equipment sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

(4)	Group’s share in provisions recognized by PHI is recognized to the extent probable that the Group will be required to cover, see also note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy:
In the third quarter of 2017 the Group has early adopted (the standard is effective from January 1, 2018, earlier application is permitted) with a date of initial application of January 1, 2017 (the transition date) IFRS 15, Revenue from Contracts with Customers, and its clarifications (“IFRS 15”, “The Standard”) using the cumulative effect approach, which effect was immaterial as of the transition date. The standard outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the “previous standards”). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

1)	Identifying the contract with the customer.
2)	Identifying separate performance obligations in the contract.
3)	Determining the transaction price.
4)	Allocating the transaction price to separate performance obligations.
5)	Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers. Revenue is measured based on the consideration that the Group expects to receive for the transfer of the goods or services specified in a contract with the customer, taking into account rebates and discounts, excluding amounts collected on behalf of third parties, such as value added taxes. The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer. With respect to sales that constitute a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices, see also note 4(b)(2).

The performance obligations are separately identifiable where the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The performance obligations are mainly  services, equipment and options to purchase additional goods or services that provide a material right to the customer. Revenues from services and from providing rights to use the Group’s assets, (see note 1(b)) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, and all other revenue recognition criteria are met. Revenue from sale of equipment (see note 1(b)) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it controls a promised good or service before they are transferred to a customer. Indicators for acting as a principal include: (1) the Group is primarily responsible for fulfilling the promise to provide the specified good or service, (2) the Group has inventory risk in the specified good or service and (3) the Group has discretion in establishing the price for the specified good or service. On the other hand, the Group is acting as an agent or an intermediary, if these criteria are not met. When the Group is acting as an agent, revenue is recognized in the amount of any fee or commission to which the Group expects to be entitled in exchange for arranging for the other party to provide its goods or services. A Group’s fee or commission might be the net amount of consideration that the Group retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party. The Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers; therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues (continued)

The application of IFRS 15 did not have a material effect on the measurement and timing of the Group’s revenue in the reporting period, compared to the provisions of the previous standards.
Capitalization of contract costs resulted in a significant impact from the adoption, see below.

Transition to the new revenue recognition model:
The Group applied IFRS 15 using the cumulative effect approach as from the transition date, without a restatement of comparative figures. As part of the initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date, and therefore there is no change in the accounting treatment for contracts completed at the transition date. The Group also applied the practical expedient of examining the aggregate effect of contracts changes that occurred before the transition date, instead of examining each change separately. Contracts that are renewed on a monthly basis and may be cancelled by the customer at any time, without penalty, were considered completed contracts at the transition date. The transition resulted in an immaterial amount on the statement of financial position as of the transition date, as the cumulative effect as of the transition date was immaterial.

Other practical expedients implemented:
The Group applies IFRS 15 practical expedient to the revenue model to a portfolio of contracts with similar characteristics if the Group reasonably expects that the financial statement effects of applying the model to the individual contracts within the portfolio would not differ materially.

The Group applies a practical expedient in the standard and measures progress toward completing satisfaction of a performance obligation and recognizes revenue based on billed amounts if the Group has a right to invoice a customer at an amount that corresponds directly with its performance to date; for which, or where the original expected duration of the contract is one year or less,  the group also applies the practical expedient in the standard and does not disclose the transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations, such as constrained variable consideration.

The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less  (see note 23 – unwinding of trade receivables and note 7(a)).

The Group applies in certain circumstances where the customer has a material right to acquire future goods or services and those goods or services are similar to the original goods or services in the contract and are provided in accordance with the same terms of the original contract, a practical alternative to estimating the stand-alone selling price of the customer option, and instead allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues (continued)

Recognition of receivables:
A receivable is recognized when the control over the goods or services is transferred to the customer, and the consideration is unconditional because only the passage of time is required before the payment is due. See note 7 and also note 6(a)(3) regarding trade receivables credit risk.

Recognition of contract assets and contract liabilities:
A contract asset is a Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the Group’s future performance).

A contract liability is a Group’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer; therefore the Group records contract liabilities for payments received in advance for services, such as transmission services and pre-paid calling cards, as deferred revenues until such related services are provided.

Capitalization of contract costs:
The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(5), 11.

Under the previous accounting policy these costs were not capitalized, and instead, subsidies, in some cases, of sales of handsets to end subscribers at a price below its cost, securing a fixed-term service contract were capitalized as subscriber acquisition and retention costs (SARC costs). SARC costs were eliminated upon the transition to IFRS 15, see note 11.

Use of judgments and estimates:
Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see notes 4(a)(1) and 4(b)(2).

See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues (continued)

The tables below summarize the effects of IFRS 15 on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for the year then ended. See disaggregation of revenues and additional information in note 22(a).

Effect of change on consolidated statement of financial position:

		New Israeli Shekels in millions
		As of December 31, 2017
	note	Previous accounting policy	Effect of change	According to IFRS15 as reported
Current assets - other receivables and prepaid expenses - Contract assets		-	2	2
Non-current assets - Costs to obtain contracts recognized in intangible assets, net – non-current assets	11, 2(f)(5)	-	71	71
Deferred income tax asset	25	71	(16)	55
Current liabilities - other deferred revenues – Contract liabilities	22	36	4	40
Non-current liabilities – other non-current liabilities – Contract liabilities	22	6	-	6
Deferred revenues from Hot Mobile – Contract liabilities (current and non-current)	22	195	-	195
Equity		1,381	53	1,434

Effect of change on consolidated statement of income:

	New Israeli Shekels In millions (except per share data)
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Revenues	3,270	(2)	3,268
Selling and marketing expenses	340	(71)	269
Operating profit	246	69	315
Profit before income tax	66	69	135
Income tax expenses	5	16	21
Profit for the year	61	53	114

Depreciation and amortization expense	567	13	580
Basic earnings per share	0.38	0.32	0.70
Diluted earnings per share	0.37	0.32	0.69

Effect of change on consolidated statement cash flows:

	New Israeli Shekels in millions
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Net cash provided by operating activities	897	76	973
Net cash provided by (used in) investing activities	4	(76)	(72)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

p.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Share capital

Ordinary shares are classified as equity.

Company’s shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a)

r.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees, see note 21(b). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 27).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2017, and have not been early adopted:

(1) IFRS 9, Financial Instruments, addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through profit or loss. It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The Group will apply the new rules retrospectively from January 1, 2018, with the practical expedients permitted under the standard. Comparatives for 2017 will not be restated. The effect of IFRS 9 implementation is not expected to be material.

(2) IFRS 16, Leases, was issued in January 2016. It will result in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of NIS 578 million (undiscounted) see note 19(5). However, the group has not yet assessed what adjustments, are necessary. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this will affect the Group’s profit or loss and classification of cash flows going forward. The Standard is mandatory for financial years commencing on or after January 1, 2019, early application is permitted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Critical accounting estimates and assumptions

(1)	Assessing the useful lives of assets:

The useful economic lives of the Group’s assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets’ expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group’s intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f). See also information with respect to the change in estimate of the useful life of the “012 Smile” trade name in note 4(2) below.

The useful economic lives of contract costs (see notes 2(n), 2(f)(5)) are an estimate determined by management. Contract costs are amortized in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU). See also note 2(i).

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2017.

In the fourth quarter of 2015, the Group decided to cease the usage of the “012 Smile” trade name in 2017, this change in business induced the Group to determine that an indicator of impairment existed in 2015 for the fixed-line segment. See note 13(2). An Impairment test in the fourth quarter of 2015 for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in note 13(2). The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert (“Giza Singer Even. Ltd”) based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale. The impairment test in the fourth quarter of 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions.

Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

As a result of the decision to cease the usage of the “012 Smile” trade name the Group revised in 2015 its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015, 2016 and 2017 by NIS 1 million, NIS 16 million and NIS 6 million, respectively (compared with the amortization rate in 2014). See also note 11.

Further increase in the level of competition that might continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group’s operating profit and profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(3)	Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2015,  2016 and 2017 the recoverable amount was assessed by management with the assistance of an external independent experts (2015: “Giza Singer Even. Ltd”, 2016 and 2017: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2017 test were as follows:

Terminal growth rate	0.9%
After-tax discount rate	9.3%
Pre-tax discount rate	11.2%

The impairment test as of December 31, 2017 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2015, 2016 and 2017.

Sensitivity Analysis:
The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2015, 2016 and 2017 was approximately 9%, 23% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2017 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.3% (8.4% to 10.2%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.9% (minus 0.9% to 1.9%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(4)	Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends. The trade receivables are periodically reviewed for impairment. See note 7.

(5)	Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group’s management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group’s past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(p) and note 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.	Critical judgments in applying the Group’s accounting policies

(1)	Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14 and 20.

(2)	Considering contracts with customers with multiple performance obligations:

Some contracts with customers include several performance obligations, and consideration (including any discounts) is allocated to them based their relative stand-alone selling prices.
Management estimates the stand-alone selling price at contract inception based on observable prices of the type of goods and services in similar circumstances to similar customers. Where these are not directly observable, they are estimated based on cost-plus expected margin or adjusted market approach. See also note 2(n).

(3)	Accounting treatment for the investment in PHI:

The board of directors of Net 4 P.H.I Ltd. consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one independent director who acts as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also note 2(c)(2) and note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2017*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,960	622		2,582
Inter-segment revenue - Services	18	155	(173)
Segment revenue - Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues - Services	1,470	613		2,083
Inter-segment cost of revenues- Services	154	19	(173)
Segment cost of revenues - Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (3)	367	98		465
Income with respect to settlement agreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	445	135
–Other (1)	21	1
Segment Adjusted EBITDA (2)	710	207

New Israeli Shekels
Year ended December 31, 2017*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	917
Depreciation and amortization	(580)
Finance costs, net	(180)
Income tax expenses	(21)
Other (1)	(22)
Profit for the year	114

* See Notes 2(n), 2(f)(5) regarding the early adoption of IFRS15, Revenue from Contracts with Customers. In 2017 costs of obtaining contracts with customers were capitalized in amounts of NIS 64 million and NIS 20 million for the cellular segment and the fixed-line segment, respectively. The adoption of IFRS15 resulted in an increase in amortization expenses in 2017 for the cellular segment and the fixed-line segment in amounts of NIS 11 million and NIS 2 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,080	672		2,752
Inter-segment revenue - Services	19	194	(213)
Segment revenue - Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues - Services	1,659	617		2,276
Inter-segment cost of revenues- Services	192	21	(213)
Segment cost of revenues - Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (3)	571	118		689
Income with respect to settlement agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	447	148
–Other (1)	47	(1)
Segment Adjusted EBITDA (2)	562	272

New Israeli Shekels
Year ended December 31, 2016
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	834
Depreciation and amortization	(595)
Other (1)	(46)
Finance costs, net	(105)
Income tax expenses	(36)
Profit for the year	52

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue - Services	2,275	717			2,992
Inter-segment revenue - Services	22	189		(211)
Segment revenue - Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues - Services	1,856	736	(*)		2,592
Inter-segment cost of revenues- Services	187	24		(211)
Segment cost of revenues - Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses (3)	506	134	(*)		640
Income with respect to settlement agreement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization
(including impairment charges, see note 13)	510	243
–Other (1)	15	1
Segment Adjusted EBITDA (2)	597	279

New Israeli Shekels
Year ended December 31, 2015
In millions
Reconciliation of segments subtotal Adjusted EBITDA to loss for the year
Segments subtotal Adjusted EBITDA (2)	876
Depreciation and amortization (including impairment charges, see note 13)	(753)
Other (1)	(16)
Finance costs, net	(143)
Income tax expenses	(4)
Loss for the year	(40)

(*) Includes impairment charges in the fixed line segment, see note 13.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued)

(1)	Mainly amortization of employee share based compensation.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group’s historic operating results nor is it meant to be predictive of potential future results. The usage of the term “Adjusted EBITDA” is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(3)	Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group’s risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks.

1.	Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit committee and the board of directors.

2.	Market risks

(a)	Description of market risks

Cash flow risk due to interest rate changes and CPI changes
The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI) notes payable which are linked to the CPI. The Group did not enter into CPI hedging transactions in 2015, 2016 and 2017.

Furthermore, the Group’s notes payable bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2017 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 5 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk
The Group’s operating income and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD. The Group did not enter into free standing forward transactions in 2015, 2016 and 2017.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(a)	Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2017	NIS 3.467	NIS 4.153	221.57 points
2016	NIS 3.845	NIS 4.044	220.68 points
2015	NIS 3.902	NIS 4.247	221.13 points
Increase (decrease) during the year:
2017	(9.8)%	2.7%	0.4%
2016	(1.5)%	(4.8)%	(0.2)%
2015	0.3%	(10.1)%	(1.0)%

* Index for each reporting period’s last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:
An increase (decrease) of 2% in the CPI as at December 31, 2015, 2016 and 2017 would have decreased (increased) equity and profit by NIS 20 million, NIS 9 million, and NIS 3 million, for the years ended December 31, 2015, 2016, 2017 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2015, 2016 and 2017 would have decreased (increased) equity and profit by NIS 5 million, NIS 3 million, and NIS 3 million, for the years ended December 31, 2015, 2016, 2017 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(b)	Analysis of linkage terms of financial instruments balances

	December 31, 2017
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	4		861	867
Short term deposits				150	150
Trade receivables*	62	34		712	808
Other receivables				9	9

Non- current assets
Trade receivables				232	232
Total assets	64	38		1,964	2,066

Current liabilities
Current maturities of notes payable and borrowings			213	491	704
Trade payables*	143	32		612	787
Payables in respect of employees				78	78
Other payables				21	21

Non- current liabilities
Notes payable				972	972
Borrowings from banks and others				243	243
Total liabilities	143	32	213	2,417	2,805

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	281
Set-off	(185)
Trade receivables, net	96

Trade payables gross amounts	360
Set-off	(185)
Trade payables, net	175

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(b)	Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2016
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	1		713	716
Short term deposits				452	452
Trade receivables*	58	35		897	990
Other receivables				39	39

Non- current assets
Trade receivables				333	333
Total assets	60	36		2,434	2,530

Current liabilities
Current maturities of notes payable and borrowings			212	287	499
Trade payables*	132	19		530	681
Payables in respect of employees				90	90
Other payables				10	10

Non- current liabilities
Notes payable			212	437	649
Borrowings from banks and others			197	1,353	1,550
Total liabilities	132	19	621	2,707	3,479

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	267
Set-off	(174)
Trade receivables, net	93

Trade payables gross amounts	325
Set-off	(174)
Trade payables, net	151

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(c)	Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2016 and 2017 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2016	2017
	In millions
Embedded derivatives pay USD, receive NIS	11	3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables, and also from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Accordingly, the financial statements include appropriate allowances for estimated irrecoverable amounts. See also note 2(j)(2).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor’s Maalot at between ilAA+/Stable to ilAAA/stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group’s policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses and financial obligations.

Maturities of financial liabilities as of December 31, 2017:

	2018	2019	2020	2021 to 2022	2023 to 2024	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series C (1)	213					213
Notes payable series D	109	109	109	110		437
Notes payable series F			129	258	257	644
Borrowing K (2)	75					75
Borrowing L (3)	200					200
Borrowing O (3)	100					100
Borrowing P	7	29	29	60		125
Borrowing Q		23	23	45	34	125
Expected interest payments of
long term borrowings and notes payables (1) (2)	68	23	19	23	7	140
Trade and other payables	865					865
Total	1,637	184	309	496	298	2,924
Add offering expenses and discounts and premiums						4
						2,928

(1)   Linked to the CPI as of December 31, 2017.
(2)   The Company intends to early repay the borrowings in 2018.(see note 15 (5)).
(3)  The Company early repaid the borrowings in March 2018 (see note 15(5)).
See note 15 in respect of borrowings and notes payable.

b.	Capital risk management

Credit rating: According to Standard & Poor’s Maalot (“S&P Maalot”) credit rating, of July 27, 2017, the Company’s ilA+/Stable credit rating was unchanged.
See note 15(7) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC). The financial instruments that are categorized FVTPL are derivative financial instruments. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates – this method matches the “Level 2” fair value measurement level hierarchy. There were no transfers between fair value levels during the year. Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2016			December 31, 2017
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	716	716		867	867
Short term deposits	L&R	452	452		150	150
Trade receivables	L&R	1,323	1,318	4.72%	1,040	1,040	4.47%
Other receivables (*)	L&R	9	9		9	9
Liabilities
Notes payable series C	AC	423	440	Market quote	213	219	Market quote
Notes payable series D	AC	543	548	Market quote	435	443	Market quote
Notes payable series E	AC	121	127	Market quote
Notes payable series F	AC				650	659	Market quote
Trade and other payables (*)	AC	771	771		865	865
Borrowing C	AC	75	81	3.43%
Borrowing D	AC	75	81	3.43%
Borrowing E (*)	AC	152	152
Borrowing F	AC	197	199	3.17%
Borrowing G	AC	100	98	3.85%
Borrowing H	AC	100	97	3.85%
Borrowing I	AC	120	120	3.43%
Borrowing J	AC	62	62	3.23%
Borrowing K	AC	76	76	3.43%	75	75	3.71%
Borrowing L	AC	200	204	3.98%	200	200	4.25%
Borrowing M	AC	200	201	3.85%
Borrowing N	AC	250	260	3.67%
Borrowing O	AC				100	110	4.34%
Borrowing P	AC				125	125	2.38%
Borrowing Q	AC				125	125	2.5%
Interest payable (*)	AC	9	9		21	21
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(**)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group’s notes payable and bank quotes of rates of similar terms and nature, are within level 2 of the fair value hierarchy.

See also note 15 in respect of borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2016	2017
	In millions
Trade (current and non-current)	1,545	1,260
Deferred interest income (note 2(n))	(32)	(27)
Allowance for doubtful accounts	(190)	(193)
	1,323	1,040
Current	990	808
Non – current	333	232

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2016: 3.72% - 4.72%) (2017: 4.47% - 4.72%).

During 2016 the Company factored some trade receivables resulting from sales of equipment through credit cards in an amount of NIS 72 million. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to “finance expenses” in the statement of income, as incurred. The Group does not have continuing involvement in the factored trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2015, 2016 and 2017 are as follows:

	New Israeli Shekels
	Year ended
	2015	2016	2017
	In millions
Balance at beginning of year	166	169	190
Receivables written-off during the year as uncollectible	(61)	(61)	(49)
Charge or expense during the year	64	82	52
Balance at end of year	169	190	193

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses. See note 6(a)(3) regarding trade receivables credit risk.
Allowance for doubtful accounts resulting from services provided under operating lease are not separately disclosed due to immateriality.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES (continued)

(b)	Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2016 and 2017 is as follows:

	New Israeli Shekels
	December 31
	2016		2017
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,420	101	1,089	69
More than one year	125	89	171	124
	1,545	190	1,260	193

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2016	2017
	In millions
Handsets and devices	60	60
Accessories and other	9	8
Spare parts	22	19
ISP modems, routers, servers and related equipment	5	6
	96	93

Write-offs recorded	6	5
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	673	558

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd. (“Hot Mobile”) entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner as described below, and by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter “PHI”), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties’ radio access network infrastructures creating a single shared pooled radio access network (the “Shared Network”). The parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership. In May 2014, the Antitrust Commissioner (the “Commissioner”) approved the NSA, subject to conditions that include: (a) Prohibition on exchange of information that is not required for the activities of PHI; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, that are currently serving as employees or officers in the companies (that is, employees will move to PHI and work for PHI only); (c) As of April 2021, the Commissioner will be allowed to notify the parties of the cancellation of his resolution, if at that time it will be of his opinion that the establishment of PHI, its existence or operations are liable to be substantively detrimental to competition, in which case the parties will be required to cease sharing the active part of the shared network within two years and the passive parts within five years from the Antitrust Commissioner’s notice to that effect.

In February 2016, HOT Mobile exercised its option under the NSA to advance the payment date of a onetime amount of NIS 250 million (“Lump Sum”), which was received by the Group in 2016. Therefore in accordance the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network is according to a pre-determined mechanism, according to which one half of the operating costs is shared equally by the parties, and one half is divided between the parties according to the relative volume of traffic consumption of each party in the Shared Network (the “Capex-Opex Mechanism”).

The Lump Sum is treated by the Group as payments for rights of use of the Group’s network and therefore recognized as deferred revenue which is amortized to revenues in the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets, see note 22(a).

The NSA term will be automatically extended for consecutive terms of five years each, unless either party provided the other party with prior notice of at least two years prior to the commencement of the respective extended term. At any time after the eighth anniversary of the NSA’s effective date (i.e. following April  2023), either party may provide the other party with two years termination notice, and terminate the NSA, without cause, effective as of the end of the said two-year period. On the expiry of the NSA, other than following a material breach, the parties shall divide the network between themselves according to a mechanism provided by the NSA, based on the parties then-respective interests in PHI, with priority that each party shall first receive its own assets.

On November 8, 2013, the Company and Hot Mobile entered into a separate Right of Use agreement which was valid until March 2016 (“ROU”), under which the Company provided services to Hot Mobile, in the form of access to use its cellular network. According to the ROU, Hot Mobile paid the Company fixed base payments together with additional variable payments which were based, among other things, on traffic exceeding a defined threshold. Hot Mobile ceased making payments under the ROU from April 2016. In 2015 and 2016, the Company recorded revenues relating to the ROU in amounts of approximately NIS 120 million and NIS 51 million, respectively.

See also note 26(d) with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI (continued)

The associates of the Group as at December 31, 2017, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership (“PHI”), and Net 4 P.H.I Ltd. (see also note 2(c)(2) and note 4(b)(3)). Both are incorporated and operate in Israel. Set out below is summarized financial information for the associates which are accounted for by the Group using the equity method.

	As at December 31
	2016	2017
	NIS in millions	NIS in millions
Current assets	122	119
Non-current assets	115	218
Current liabilities	110	117
Non-current liabilities	125	218
Net assets	2	2

Supplemental information relating to associates:
Commitments for operating leases and operating expenses	364	443
Commitments to purchase fixed assets	3	2
Guarantees made to third parties		1

	Year ended December 31
	2016	2017
	NIS in millions	NIS in millions

Summarized statement of income
Revenue	432	477
Pre-tax Profit	*	-
After-tax profit	*	-
Total comprehensive income	*	-

Reconciliation to carrying amount:
Opening net assets of PHI	2	2
Profit for the period	*	-
Closing net assets of PHI	2	2
Carrying amount: Group’s share (50%)	1	1

* Representing an amount of less than NIS 1 million.

See also note 26(d) with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network		Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations(1)	Property, leasehold improvements, furniture and equipment		Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2015	2,504		303	469	-	229		3,505
Additions in 2015	106	(1)	*	19	12	4		141
Disposals in 2015	423		39	2	*	30		494
Balance at December 31, 2015	2,187	(1)	264	486	12	203		3,152

Additions in 2016	51	(1)	17	22	17	9	(1)	116
Disposals in 2016	235		74			78		387
Balance at December 31, 2016	2,003	(1)	207	508	29	134	(1)	2,881

Additions in 2017	55		7	97	109	6		274
Disposals in 2017	165		60	1		3		229
Balance at December 31, 2017	1,893		154	604	138	137		2,926

Accumulated depreciation
Balance at January 1, 2015	1,379		178	151	-	136		1,844
Depreciation in 2015	270	(1)	45	34	1	26		376
Impairment charges (2)	5		7					12
Disposals in 2015	423		39	2		30		494
Balance at December 31, 2015	1,231	(1)	191	183	1	132		1,738

Depreciation in 2016	223	(1)	29	35	6	23		316
Disposals in 2016	230		74			76		380
Balance at December 31, 2016	1,224	(1)	146	218	7	79		1,674

Depreciation in 2017	204		22	36	24	15		301
Disposals in 2017	165		60	1		3		229
Balance at December 31, 2017	1,263		108	253	31	91		1,746

Carrying amounts, net

At December 31, 2015	956	(1)	73	303	11	71		1,414
At December 31, 2016	779	(1)	61	290	22	55	(1)	1,207
At December 31, 2017	630		46	351	107	46		1,180

(1) Reclassified
(2) See note 13(2)
(*) Representing an amount of less than 1 million.
For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
Cost additions include capitalization of salary and employee related expenses	30	29	33

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Costs of obtaining contracts with customers(4)	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2015	2,088		73	276	13	646	3,096
Additions in 2015	35				6	89	130
Disposals in 2015					6	73	79
At December 31, 2015	2,123		73	276	13	662	3,147
Additions in 2016					4	82	86
Disposals in 2016					4	110	114
At December 31, 2016	2,123		73	276	13	634	3,119
Transition to IFRS 15(4)		2			(13)		(11)
Additions in 2017		84				59	143
Disposals in 2017			73			128	201
At December 31, 2017	2,123	86	-	276	-	565	3,050

Accumulated amortization
At January 1, 2015	1,502		33	188	9	285	2,017
Amortization in 2015(2)	86		6	23	7	121	243
Impairment charges (3)			2	8			10
Disposals in 2015					6	73	79
At December 31, 2015	1,588		41	219	10	333	2,191
Amortization in 2016	88		21	18	5	117	249
Disposals in 2016					4	110	114
At December 31, 2016	1,676		62	237	11	340	2,326
Transition to IFRS 15(4)					(11)		(11)
Amortization in 2017	88	15	11	18		107	239
Disposals in 2017			73			128	201
At December 31, 2017	1,764	15	-	255	-	319	2,353

Carrying amounts, net
At December 31, 2015	535		32	57	3	329	956
At December 31, 2016	447		11	39	2	294	793
At December 31, 2017	359	71	-	21	-	246	697

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	35	36	44
(2) See information with respect to change in estimate of economic life of the trade name in 2015 in note 2(f)(4)
(3) See note 13(2).
(4) See adoption of IFRS 15 Revenues from Contracts with Customers in note 2(n) and note 2(f)(5)

For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2015	402
Additional payments in 2015	34
Balance at December 31, 2015	436
Additional payments in 2016	80
Balance at December 31, 2016	516
Additional payments in 2017	113
Balance at December 31, 2017	629

Accumulated amortization and impairment
Balance at January 1, 2015	271
Amortization in 2015	36
Impairment recorded in 2015	76
Balance at December 31, 2015	383
Amortization in 2016	30
Balance at December 31, 2016	413
Amortization in 2017	40
Balance at December 31, 2017	453

Carrying amount, net at December 31, 2015	53

Carrying amount, net at December 31, 2016	103
Current	28
Non-current	75

Carrying amount, net at December 31, 2017	176
Current	43
Non-current	133

See also notes 17(4) and note 2(g).

The amortization and impairment charges are charged to cost of revenues in the statement of income. See also note 13(2) with respect of impairment charges in 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS

(1)	Goodwill impairment tests

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2015, 2016 and 2017 the recoverable amount was assessed by management with the assistance of an external independent experts (2015: “Giza Singer Even. Ltd”, 2016 and 2017: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2015	2016	2017
Terminal growth rate	(negative 0.09% )	0.5%	0.9%
After-tax discount rate	10.3%	9.8%	9.3%
Pre-tax discount rate	13.4%	11.9%	11.2%

The impairment tests as of December 31, 2015, 2016 and 2017 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2015, 2016 and 2017. See also note 4(a)(3) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2016 and 2017.

In 2015, the Group decided to cease the usage of the “012 Smile” trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exist for the fixed-line segment. See also information with respect to change in estimate of useful life of the intangible asset trade name in note 4(a)(2) and 4(a)(1). For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU).

(i)
The Group reviewed in 2015 the recoverability of the VOB/ISP CGU assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized in 2015. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in 2015 in the assets of the above CGU:

(a)	Right of use by NIS 76 million, recorded in cost of revenues (see note 12).
(b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses.
(c)	Computers and information systems by NIS 7 million, recorded in cost of revenues.
(d)	Communication network by NIS 5 million, recorded in cost of revenues.
(e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS (continued)

(2)	Impairment tests of assets with finite useful lives (continued)

The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert (“Giza Singer Even. Ltd”) based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. This impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(2).

(ii)	The Group reviewed the recoverability of the ILD CGU of the fixed line segment and determined that no impairment existed as of December 31, 2015.

NOTE 14 – PROVISIONS

	Group’s share in PHI’s provisions (see note 9)	Dismantling and restoring sites obligation	Legal claims (see note 20)	Equipment warranty
	New Israeli Shekels in millions
Balance as at January 1, 2017	-	35	76	1
Additions during the year	7	5	8	7
Reductions during the year		(14)	(12)	(5)
Finance costs		1
Balance as at December 31, 2017	7	27	72	3
Non-current	7	27
Current			72	3

Balance as at December 31, 2016		35	76	1
Non-current		35
Current			76	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group has received borrowings from leading Israeli commercial banks and institutions. The Group may, at its discretion early repay the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2017:

		Linkage terms (principal and interest)	Annual interest rate
Notes payable series C	Note 15(4)	CPI	3.35% CPI adj.
Notes payable series D			‘Makam'(*) plus 1.2%
Notes payable series F	Note 15(2), (6)		2.16% fixed
Borrowing K (received in 2015)	Note 15(5)		3.71% fixed
Borrowing L (received in 2015)	Note 15(5)		4.25% fixed
Borrowing O (received in 2017)	Note 15(3), (5)		4.34% fixed
Borrowing P (received in 2017)	Note 15(3)		2.38% fixed
Borrowing Q (received in 2017)	Note 15(3)		2.5% fixed

 (*)   'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis.
         The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2017 to December 30, 2017 was 1.294%.
See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.
See note 6(c) as to the fair value of the borrowings and the notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(1)	Borrowings and Notes Payable (continued)

The following table details the changes in debentures, including cash flows from financing activities:

		Movement in 2017
	As at December 31, 2016	Cash flows from (used in) financing activities, net	Non cash movements		As at December 31, 2017
			CPI adjustments and other finance costs	Change in estimated cash flows(*)
	New Israeli Shekels in millions
Non-current borrowings, including current maturities	1,607	(982)			625
Notes payable, including current maturities	1,087	207	4		1,298
Interest payable	9	(165)	159	18	21
	2,703	(940)	163	18	1,944

(*) See note 15(5) below and note 2(j)(3).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(2)	Notes payable issuance

In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million, payable in 5 equal annual installments on June 25 of each of the years 2020 through 2024. The principal bears fixed annual interest of 2.16%, payable on a semiannual basis on June 25 and December 25.

In December 2017, the Company expanded Series F Notes in a principal amount of NIS 389 million under the same conditions.

The Company has engaged to expand Series F Notes in the future, see note 15(6) below.

(3)	New borrowings received

Borrowing O: In December 2017, the Company received a long-term loan from a group of institutional corporations in a principal amount of NIS 100 million. The loan was received according to a loan agreement that was signed in November 2014. The loan will bear unlinked interest at the rate of 4.34% per annum. The Company early repaid the loan in March 2018 (see note 15(5)).

Borrowing P: In December 2017, the Company received a long-term loan from a commercial bank in the principal amount of NIS 125 million. The loan will bear unlinked interest at the rate of 2.38% per annum and will be paid in quarterly payments over 5 years. The principal will be paid in quarterly equal payments commencing in December 2018.

Borrowing Q: In December 2017, the Company received a long-term loan from a commercial bank in the principal amount of NIS 125 million. The loan will bear unlinked interest at the rate of 2.5% per annum and will be paid in quarterly payments over 6.5 years. The principal will be paid in quarterly equal payments commencing in March 2019.

(4)	Notes payable buy back

The Company's series B, C and E notes, which are traded on the Tel Aviv Stock Exchange, were partially repurchased in 2016 (these notes are considered legally extinguished) as follows:

In March 2016, the Company repurchased approximately NIS 43 million par value of notes payable series B, at an average transaction price of approximately 1.104 NIS par value. The total amount paid was approximately NIS 48 million.

In March 2016, the Company repurchased approximately NIS 131 million par value of notes payable series E, at an average transaction price of approximately 1.073 NIS par value. The total amount paid was approximately NIS 141 million.

In April 2016, the Company repurchased approximately NIS 54 million par value of notes payable series C, at an average transaction price of approximately 1.136 NIS par value. The total amount paid was approximately NIS 61.5 million.

The buy-back costs of the aforementioned repurchases were recorded in finance expenses in an amount of NIS 12 million in 2016.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(5)	Borrowings early repayments

In June 2017, the Company made early repayment of principal outstanding of borrowings C, D, E, F, G and H in a total amount of NIS 700 million, thus completing full and final repayment of these borrowings.

In July 2017, the Company made early repayment of principal outstanding of borrowings I and J in a total amount of NIS 175 million, thus completing full and final repayment of these borrowings.

In December 2017, the Company made early repayment of principal outstanding of borrowings M and N in a total amount of NIS 408 million, thus completing full and final repayment of these borrowings.

In December 2017 the Company did not take a borrowing that was contracted in November 2014 (a deferred loan) with a group of institutional corporations in a principal amount of NIS 100 million.

The early repayment fees of the aforementioned repayments totaled to an amount of NIS 76 million and were recorded in finance expenses in 2017.

In March 2018 the Company early repaid borrowings O and L in a total principal amount of NIS 300 million. In addition, the Company intends to early repay borrowing K during 2018, in a principal amount of NIS 75 million. The early repayments resulted in a change in expected cash flows and the Company recorded in December 2017 additional finance costs of NIS 18 million, mainly due to early repayment fees (see also note 2(j)(3) and note 15(1) above).

(6)	Notes payable issuance commitments

In September 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 150 million of additional Series F debentures in December 2018.

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 126.75 million of additional Series F debentures in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 100 million of additional Series F debentures in December 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(7)	Financial covenants

(a)
Regarding Series F Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2017, the ratio of Net Debt to Adjusted EBITDA was 1.0. Additional stipulations regarding Series F Notes and borrowings P and Q mainly include: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Series F Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. The Group was in compliance with the financial covenant and the additional stipulations for the year 2017.

(b)
Regarding borrowings K, L and O, as of December 31, 2017 (see information about early repayments in note 15(5) above), the Company is required to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2016 and 2017 was 4.5 and 4.1, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2016 and 2017 was 3.4 and 2.2, respectively).

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation and amortization expenses, and (d) any finance costs, net.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The Group was in compliance with all covenants stipulated for the years 2016 and 2017. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

The existing loans agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements.

The Company provided the lenders with a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate. See note 6 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan

The Group had contributed NIS 15 million, NIS 14 million, NIS 17 million for the years 2015, 2016 and 2017 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.
The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2016	133	(99)	34
Current service cost	17		17
Interest expense (income)	5	(3)	2
Employer contributions		(12)	(12)
Benefits paid	(19)	9	(10)
Remeasurements:
Experience loss	9		9
Loss (gain) from change in demographic assumptions	(4)		(4)
Loss from change in financial assumptions	1		1
Return on plan assets		2	2
At December 31, 2016	142	(103)	39
Current service cost	11		11
Past service cost	4		4
Interest expense (income)	4	(3)	1
Employer contributions		(9)	(9)
Benefits paid	(25)	17	(8)
Remeasurements:
Experience loss	2		2
Loss (gain) from change in financial assumptions	1		1
Return on plan assets		(1)	(1)
At December 31, 2017	139	(99)	40

Remeasurements are recognized in the statement of comprehensive income.
The expected contribution to the defined benefit plan during the year ending December 31, 2018 is approximately NIS 10 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2016	2017
Interest rate weighted average	2.95%	2.73%
Inflation rate weighted average	1.04%	1.11%
Expected turnover rate	9%-56%	9%-56%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2017
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.6)	0.8
Expected turnover rate	0.2	(0.3)
Future salary increases	0.4	(0.4)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations. The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2017:

NIS in millions
2018	24
2019	20
2020	11
2021 and 2022	20
2023 and thereafter	83
158

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2015, 2016 and 2017 the Company recorded expenses in a total amount of approximately NIS 65 million, NIS 64 million and NIS 63 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2017, the Group is committed to acquire property and equipment and software elements for approximately NIS 5 million.

(3)	At December 31, 2017, the Group is committed to acquire inventory in an amount of approximately NIS 818 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2017, the Group is committed to pay for capacities over the following years an amount of NIS 207 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2018	43
2019	41
2020	41
2021	41
2022	41
207

In addition, under the terms of the ROU agreements, as of December 31, 2017 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2018-2023 is approximately NIS 52 million. Some payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS (continued)

(5)	Liens and guarantees

As of December 31, 2017, the Group has provided bank guarantees in respect of licenses (see note 1(d)) in an amount of NIS 100 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 26 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2017 is NIS 126 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

(6)	Covenants and negative pledge – see note 15(7).

(7)	See note 15(6) with respect of notes payable issuance commitments.

(8)	Operating leases – see note 19.

(9)	See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 – DEFERRED INCOME WITH RESPECT TO SETTLEMENT AGREEMENT WITH ORANGE

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015; €40 million of which was received between the signing of the agreement and the completion of a market study to assess the Company’s position within the dynamics of the Israeli telecommunications services market; and €50 million of which was received in the fourth quarter of 2015, following the Company’s notice to Orange of its decision to terminate the brand license agreement.

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange". For 2015, 2016 and 2017, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million, NIS 217 million and NIS 108 million, respectively. Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
The Group leases it's headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

(2)
The Group also leases call centers, retail stores and service centers. The leases for each site have different lengths and specific terms. The lease agreements are for periods of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-15%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%.

(4)	As of December 31, 2017 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals (undiscounted) in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2017
In millions
2018	158
2019	100
2020	77
2021	59
2022-2023	100
2024-2025	52
2026-2027	13
2028 and thereafter	19
578

(6)
The rental expenses for the years ended December 31, 2015, 2016 and 2017 were approximately NIS 260 million, NIS 213 million, and NIS 178 million, respectively. Commencing April 2016, rent expenses of cell sites of the Company, Hot Mobile and PHI are divided between the Company and Hot Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 72 million at December 31, 2017.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	26	640
NIS 100 - 400 million	6	1,330
NIS 400 million - NIS 1 billion	2	1,405
Unquantified claims	13	-
Total	47	3,375

With respect to 3 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. In June 2013, the Court approved the motion and recognized the lawsuit as a class action. In August 2013, Partner filed a request to appeal to the Supreme Court. In February 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. In January 2015, the parties filed a request to approve a settlement agreement. In July 2015, the parties filed an amended request to approve the settlement agreement. In June 2016 the Court approved the request and in February 2018 the parties filed a request to the Court regarding the completion of the settlement agreement. The damages that Partner was required to pay were immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

2.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner is estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In February 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay for, will be immaterial.

3.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, The Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. Partner estimates that the damages that Partner will be required to pay for will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 392 million (other than the 3 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 4 additional claims in the amount of NIS 352 million (other than the 3 claims mentioned above), the court approved settlement agreements.

2.	Employees and other claims

This category includes 2 claims: a claim and a motion for the recognition of this claim as a class action in the amount of NIS 100 million (in September 2016, the parties filed a request to approve a settlement agreement regarding this claim and in November 2017 the parties filed an amended request to approve a settlement agreement regarding this claim) and a civil lawsuit in the amount of NIS 40 million, which was settled during 2017 in an immaterial amount.

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

(2)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2017 the Company provided the local authorities with 488 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(d)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. The restrictions require that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Of which 2,850,472 remained as of December 31, 2017. Of which 1,376,381were allocated as of December 31, 2017 to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSAs")).

In June 2017, the Company issued 10,178,211 shares of the Company to the public and to classified investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 190 million. The offering expenses totaled NIS 7 million.

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with Company's Equity Incentive Plan (the "Plan"). It includes allocation of restricted shares ("RSAs") to the Company's employees and officers and determines the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares. The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(1)	Description of the Equity Incentive Plan (continued)

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 25,917,000, of which 7,816,113 remained ungranted as of December 31, 2017. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

-
Exercise price adjustment: The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or by the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

-
Cashless exercise:  Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2017
	Number of options	Number of RSAs
Granted	31,304,207	4,298,768
Shares issued upon exercises and vesting	(6,430,589)	(1,617,518)
Cancelled upon net exercises, expiration and forfeitures	(16,165,135)	(1,336,953)
Outstanding	8,708,483	1,344,297
Of which:
Exercisable	5,190,586	26,556
Vest in 2018	2,502,089	891,309
Vest in 2019	667,254	280,115
Vest in 2020	348,554	146,317

As of December 31, 2017 the Company expects to record a total amount of compensation expenses of approximately NIS 16 million during the next three years with respect to options and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2015, 2016 and 2017 and the changes therein during the years ended on those dates:

	Year ended December 31
	2015		2016		2017
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	8,962,116	32.08	12,686,317	29.52	11,285,901	29.14
Granted during the year	5,519,031	17.41	998,433	18.14	1,201,358	19.45
Exercised during the year	(32,880)	13.12	(284,251)	15.74	(1,906,991)	17.38
Forfeited during the year	(1,459,215)	28.7	(1,219,648)	20.58	(988,566)	22.91
Expired during the year	(302,735)	58.61	(894,950)	38.16	(883,219)	43.10
Outstanding at the end of the year	12,686,317	29.52	11,285,901	29.14	8,708,483	29.67
Exercisable at the end of the year	4,615,076	45.97	5,912,904	37.77	5,190,586	36.66
Shares issued during the year due exercises	8,496		47,484		319,259

RSAs:
Outstanding at the beginning of the year	1,589,990		2,900,626		1,955,414
Granted during the year	1,779,596		417,176		507,146
Vested during the year	(6,015)		(858,397)		(753,106)
Forfeited during the year	(462,945)		(503,991)		(365,157)
Outstanding at the end of the year	2,900,626		1,955,414		1,344,297

	Options granted in 2015	Options granted in 2016	Options granted in 2017
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	5.37	5.02	5.43
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	39.28%	39.5%	37.6%
Risk-free interest rate	0.54%	0.54%	0.53%
Expected life (years)	3	3	3
Dividend yield	*	*	*

*   Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition. The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(4)	Information about outstanding options by expiry dates

Share options oustanding as of December 31, 2017 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2018	371,687	25.55
2019	1,191,771	49.77
2020	2,324,841	37.66
2021	2,947,959	21.69
2022	826,533	21.66
2023	1,045,692	19.26
	8,708,483	29.67

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS

(a)	Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as at December 31, 2017, in addition to deferred revenues (see table below), is approximately NIS 92 million (mainly services). Of which the Group expects that approximately 60% will be recognized as revenue during 2018, approximately 25% will be recognized as revenue during 2019, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

The table below describes significant changes in contract liabilities:

	New Israeli Shekels in millions
	Deferred revenues from Hot mobile *	Other deferred revenues*
Balance as at December 31, 2016	226	45
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(29)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	30
Balance as at December 31, 2017	195	46

* Current and non-current deferred revenues.

Disaggregation of revenues:

	Year ended December 31, 2017 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,173	254	(32)	1,395
Segment revenue - Services to business customers	805	523	(141)	1,187
Segment revenue - Services revenue total	1,978	777	(173)	2,582
Segment revenue - Equipment	610	76		686
Total Revenues	2,588	853	(173)	3,268

Revenues from services are recognized over time. For the year 2017 revenues from equipment are recognized at a point of time, except for NIS 11 million, which were recognized in 2017 over time. Revenues from equipment for the year 2017 include revenues from operating leases according to IAS 17, in an amount of NIS 11 million.
Revenues from services for the year 2017 include revenues from operating leases according to IAS17 in an amount of NIS 10 million. See also note 7 with respect to payment terms of sales of equipment, trade receivables and allowance for doubtful accounts.
See also note 2(n).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

(b)	Cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Transmission, communication and content providers	888	814	738
Cost of equipment and accessories	852	625	519
Depreciation and amortization (including impairment)	577	501	477
Wages, employee benefits expenses and car maintenance	320	270	293
Costs of handling, replacing or repairing equipment	88	93	75
Operating lease, rent and overhead expenses	315	258	184
Network and cable maintenance	145	150	97
Internet infrastructure and service providers	49	68	95
Car kit installation, IT support, and other operating expenses	72	62	61
Amortization of rights of use (including impairment)	112	30	40
Other	54	53	48
Total cost of revenues	3,472	2,924	2,627

(c)	Selling and marketing expenses

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Wages, employee benefits expenses and car maintenance	206	177	(*)106
Advertising and marketing	30	68	44
Selling commissions, net	77	82	(*)29
Depreciation and amortization (including impairment)	55	55	(*)54
Operating lease, rent and overhead expenses	27	29	23
Other	22	15	13
Total selling and marketing expenses	417	426	269

(*) See Notes 2(n), 2(f)(5) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

(d)	General and administrative expenses

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Wages, employee benefits expenses and car maintenance	84	101	79
Bad debts and allowance for doubtful accounts	63	82	52
Professional fees	31	32	22
Credit card and other commissions	16	14	14
Depreciation	9	9	9
Other	20	25	20
Total general and administrative expenses	223	263	196

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

(e)	Employee benefit expense

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Wages and salaries including social benefits, social
security costs, pension costs and car maintenance
before capitalization	622	537	503
Less: expenses capitalized (notes 10, 11)	(65)	(65)	(77)
Service costs: defined benefit plan (note 16(2))	21	17	15
Service costs: defined contribution plan (note 16(1))	15	14	17
Employee share based compensation expenses (note 21(b))	17	45	20
	610	548	478

See also note 28 with respect of collective employment agreement.

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2015	2016	2017
	In millions
Unwinding of trade receivables	46	41	27
Other income, net	1	4	4
	47	45	31

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Net foreign exchange rate gains		7	2
Fair value gain from derivative financial instruments, net	2	*	*
CPI linkage income	9	2
Interest income from cash equivalents	1	1	2
Other	1	3	*
Finance income	13	13	4

Interest expenses	136	105	171
CPI linkage expenses			4
Net foreign exchange rate losses	9
Other finance costs	11	13	9
Finance expenses	156	118	184
	143	105	180

 * Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforward for tax purposes, and certain tax deductible depreciation expenses are adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published, enacts, among other things, the raising of the corporate tax rate beginning in 2014 and thereafter to 26.5% (instead of 25%).

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2015	Charged to the income statement	Charged to other comprehen-sive income	As at December 31, 2015	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2016	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2017
Allowance for doubtful accounts	44	1		45	6		(6)	45	*		45
Provisions for employee rights	19	(4)	(1)	14	*	2	(2)	14	*	1	15
Depreciable fixed assets and software	(70)	17		(53)	13		5	(35)	8		(27)
Intangibles, deferred expenses and carry forward losses	7	15		22	(8)		(5)	9	7		16
Options granted to employees	1	2		3	4		(1)	6	*		6
Other	9	9		18	(18)		2	2	(2)		*
Total	10	40	(1)	49	(3)	2	(7)	41	13	1	55

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2016	2017
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	87	80
Deferred tax assets to be recovered within 12 months	37	50
	124	130
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	72	63
Deferred tax liabilities to be recovered within 12 months	11	12
	83	75
Deferred tax assets, net	41	55

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
Profit (loss) before taxes on income,
as reported in the income statements	(36)	88	135
Theoretical tax expense	(9)	22	32
Increase in tax resulting from disallowable deductions	7	11	8
Taxes on income in respect of previous years	7	(4)	(10)
Change in corporate tax rate, see (b) above		7
Temporary differences and tax losses for which no deferred income
tax asset was recognized			(9)
Other	(1)	*	*
Income tax expenses	4	36	21

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25- INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
For the reported year:
Current	37	31	44
Deferred, see (c) above	(40)	2	(4)
Effect of change in corporate tax rate on deferred taxes		7
In respect of previous year:
Current	7	(4)	(10)
Deferred, see (c) above			(9)
	4	36	21

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2015. During 2017, the Company received final tax assessments for the years 2014 and 2015.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2013.

3)	As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2012 are, by law, now regarded as final.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
Key management compensation expenses comprised	In millions

Salaries and short-term employee benefits	23	22	21
Long term employment benefits	4	3	3
Employee share-based compensation expenses	4	17	11
	31	42	35

	New Israeli Shekels
	December 31,
	2016	2017
Statement of financial position items - key management	In millions

Current liabilities:	10	11
Non-current liabilities:	12	11

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a). As of December 31, 2017 the principal shareholder held 49,862,800 ordinary shares including the shares issued in June 2017. See also note 21(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

d.	Associates – investment in PHI

Balances and transactions with PHI (see also note 9):

	New Israeli Shekels
	Year ended December 31
	2016	2017
	In millions
Cost of revenues	(2)	45

	New Israeli Shekels
	December 31,
	2016	2017
	In millions
Deferred expenses - Right of use	41	95
Current assets (liabilities)	(5)	(43)
Non-current assets (liabilities)		(7)

The Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

NOTE 27 –EARNINGS (LOSS) PER SHARE

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2015	2016	2017
Profit (loss) used for the computation of
basic and diluted EPS (NIS in millions)	(40)	52	114

Weighted average number of shares used
in computation of basic EPS (in thousands)	156,081	156,268	162,733

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	0	1,828	1,804

Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,081	158,096	164,537

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	15,587	8,906	5,650

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 – COLLECTIVE EMPLOYMENT AGREEMENT

The Company, the employees' representatives and the Histadrut New General Labor Organization, have reached understandings regarding a retirement plan that includes, among others, an increased retirement payment and range of benefits. As a result, the Company recorded a onetime expense of approximately NIS 35 million in the third quarter of 2015.

The Company signed in 2016 a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and an economic chapter that is valid for the years 2017 and 2018.

The collective employment agreement also refers to the participation of employees in the Company's profits and regulates the eligibility conditions for receipt of these awards for the years 2017 and 2018.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2017

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2017. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's intention to continue to expand its offering of full communication solutions over its independent infrastructure, the Company's future development as a result of the change in the Company's debt structure and its reduction and the growth potential in the Company’s revenues as a result of the increased deployment of the Company's fiber optic infrastructure and from the Company's entry in to TV operations. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner including, with respect to the increased fiber cable deployment, whether the Ministry of Communications’ instruction to Bezeq to allow other domestic operators (including Partner) to deploy fiber optic cables using Bezeq's passive infrastructure (including use of the manholes that are situated in front of buildings) will be respected or enforced and whether the Company will have the financial resources needed to continue to increase the number of customers served by its fiber optic infrastructure, as well as consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors,” “Item 4 Information On The Company”, “Item 5 Operating And Financial Review And Prospects,” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk” in the Form 20-F. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2017 NIS 3.467 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2016	2017
	In millions

Service revenues	2,752	2,582
Equipment revenues	792	686
Total revenues	3,544	3,268

Cost of revenues – Services	2,276	2,083
Cost of revenues – Equipment	648	544
Total Cost of revenues	2,924	2,627

Gross profit	620	641

Total revenues. In 2017, total revenues were NIS 3,268 million (US$ 943 million), a decrease of 8% from NIS 3,544 million in 2016.

Revenues from services. Service revenues in 2017 totaled NIS 2,582 million (US$ 745 million), a decrease of 6% from NIS 2,752 million in 2016.

Revenues from equipment. Equipment revenues in 2017 totaled NIS 686 million (US$ 198 million), a decrease of 13% from NIS 792 million in 2016, largely reflecting a significant decrease in sales volumes of both cellular devices and other non-core equipment such as tablets, televisions and other audio visual devices. The decrease mainly reflected the impact of the tightening of the Company’s customer credit policy, whereby the Company imposed stricter requirements for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally between 12 and 36 months).

Gross profit from service revenues. The gross profit from service revenues in 2017 was NIS 499 million (US$ 144 million), compared with NIS 476 million in 2016, an increase of 5%.  This increase reflected the decrease in the cost of service revenues, which was partially offset by the smaller decrease in service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2017 was NIS 142 million (US$ 41 million), compared with NIS 144 million in 2016, a decrease of 1%.  This decrease reflected the decrease in gross profit from equipment sales for the cellular segment which was partially offset by the increase in gross profit from equipment sales for the fixed-line segment. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses. Reported selling, marketing, general and administrative expenses totaled NIS 465 million (US$ 134 million) in 2017 following the adoption of IFRS 15, compared with NIS 689 million in 2016 (before the adoption of IFRS 15), a decrease of 33%. This decrease mainly reflected decreases in sales commissions as a result of the adoption of IFRS 15, as well as in payroll and related expenses, in bad debts and allowance for doubtful accounts expenses and in advertising and marketing expenses related, in part, to the marketing activities for the rebranding of the Company in 2016.  Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses would have been NIS 536 million, a decrease of 22% from NIS 689 million in 2016.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,946 million (US$ 561 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses would have been NIS 2,030 million, a decrease of 13% or NIS 294 million from 2016. Total operating expenses (“Opex”) (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,083 million in 2017) and selling, marketing, general and administrative expenses (NIS 465 million in 2017), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 602 million in 2017). The decrease in total operating expenses in 2017 without the impact of the early adoption of IFRS 15 mainly reflected decreases (i) in cellular network and cable maintenance and operating lease expenses (in cost of service revenues) principally as a result of the network sharing agreement with HOT Mobile, (ii) in international call expenses (in cost of service revenues), (iii) in bad debts and allowance for doubtful accounts expenses (in selling, marketing and administrative expenses), (iv) in advertising and marketing expenses (in selling, marketing and administrative expenses) and (v) in other expense items as a result of various efficiency measures. These decreases were partially offset by increases in expenses related to Partner TV service (in cost of service revenues) that was launched during 2017, and in expenses related to internet services (in cost of service revenues).

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2017 amounted to NIS 2,548 million (US$ 735 million). Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 2,619 million, a decrease of 12% compared with 2016. See also note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million (US$ 31 million) compared with NIS 217 million recorded in 2016. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”,“5D.2 Outlook” and note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 31 million (US$ 9 million) in 2017, compared to NIS 45 million in 2016, a decrease of 31%, reflecting a decrease in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2017 was NIS 315 million (US$ 91 million). Without the impact of the early adoption of IFRS 15 in 2017, operating profit would have been NIS 246 million, an increase of 27% compared with reported operating profit of NIS 193 million in 2016.

Finance costs, net. Finance costs, net in 2017 were NIS 180 million (US$ 52 million), an increase of 71% compared with NIS 105 million in 2016. The increase largely reflected the impact of the increase in early debt repayment expenses in 2017 of NIS 82 million which were mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million (US$ 370 million). See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2017 was NIS 135 million (US$ 39 million). Without the impact of the early adoption of IFRS 15 in 2017, profit before income taxes would have been NIS 66 million, a decrease of 25% compared with NIS 88 million in 2016, reflecting the increase in finance costs, net, which more than offset the increase in operating profit.

Income taxes on profit. Income taxes on profit for 2017 were NIS 21 million (US$ 6 million). Without the impact of the early adoption of IFRS 15 in 2017, income taxes on profit would have been NIS 5 million, compared with NIS 36 million in 2016.

An income tax audit of the Company, concluded in 2017, resulted in a one-time income of NIS 10 million in income tax expenses and in an additional one-time deferred tax income of NIS 9 million, which was recognized in income tax expenses.

The effective tax rate of the Company in 2017 was 16% compared with 41% in 2016, largely reflecting the one-time factors in 2017 described above.  The regular corporate tax rate in Israel for 2016 was 25% and for 2017 was 24%. The regular corporate tax rate for 2018 and thereafter will be reduced further to 23%.

The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate mainly due to nondeductible expenses.  See also note 25 to our consolidated financial statements.

Profit. Reported profit in 2017 was NIS 114 million (US$ 33 million). Without the impact of the early adoption of IFRS 15 in 2017, profit would have been NIS 61 million, an increase of 17% compared with NIS 52 million in 2016.   Based on the weighted average number of shares outstanding during 2017, basic earnings per share or ADS was NIS 0.70 (US$ 0.20). Without the impact of the early adoption of IFRS 15 in 2017, basic earnings per share or ADS would have been NIS 0.38 compared with NIS 0.33 in 2016.

For information regarding potential downward impacts on profits in 2018, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2017 totaled NIS 917 million (US$ 264 million). Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA would have been NIS 835 million, an increase of 0.1% from NIS 834 million in 2016. As a percentage of total revenues, Adjusted EBITDA in 2017 was 28%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA as a percentage of total revenues would have been 26% compared with 24% in 2016.

Results of Operation By Segment For The Year Ended December 31, 2017 Compared To The Year Ended December 31, 2016

Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2017 were NIS 2,588 million (US$ 746 million), a decrease of 8% from NIS 2,828 million in 2016.

Revenues from services. Service revenues for the cellular segment in 2017 totaled NIS 1,978 million (US$ 571 million), a decrease of 6% from NIS 2,099 million in 2016. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the level of competition in the cellular market, approximately 2.5 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2017, compared with approximately 2.3 million in 2016 and 2.5 million in 2015.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

In addition, cellular segment service revenues for 2017 were negatively affected by a decrease in revenues as a result of the termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016, for which the Company recorded revenues in an amount of approximately NIS 51 million in 2016. See "Item 5A.1e Right of Use Agreement with HOT Mobile". Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 146 million (US$ 42 million) in 2017, a decrease of 19% from approximately NIS 180 million in 2016, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2017 totaled NIS 610 million (US$ 176 million), a decrease of 16% from NIS 729 million in 2016, reflecting a decrease in the volume of sales, mainly due to the impact of the tightening of the Company’s customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally between 12 and 36 months). The decrease in volume of sales was partially offset by an increase in revenues from the leasing of cellular handsets to both residential and business customers.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2017 was NIS 120 million (US$ 35 million), compared with NIS 133 million in 2016, a decrease of 10%. This decrease mainly reflected both the decrease in the volume of equipment sales, as described above, partially offset by a small increase in profit margins from sales.  See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 11% from NIS 1,659 million in 2016 to NIS 1,470 million (US$ 424 million) in 2017.  This decrease mainly reflected decreases in operating lease, rent and overhead expenses and in cellular network and cable maintenance expenses, largely reflecting the impact of the network sharing agreement with HOT Mobile, as well as a decrease in expenses related to lower payments to transmission, communication and content providers. The early adoption of IFRS 15 in 2017 did not have any impact on the cost of service revenues for the cellular segment. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses for the cellular segment in 2017 amounted to NIS 367 million (US$ 106 million). Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses for the cellular segment would have been NIS 420 million, a decrease of 26% from NIS 571 million in 2016. The decrease mainly reflected decreases in payroll and related expenses, in bad debts and allowance for doubtful accounts expenses, which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales, and in advertising and marketing expenses related, in part, to the marketing activities related to the rebranding of the Company in 2016. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,525 million (US$ 440 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the cellular segment would have been NIS 1,589 million, a decrease of 18% or NIS 339 million from 2016. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,991 million. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the cellular segment including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 2,044 million, a decrease of 16% compared with 2016.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million (US$ 31 million) compared with NIS 217 million recorded in 2016. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period. See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2017 was NIS 244 million (US$ 70 million). Without the impact of the early adoption of IFRS 15 in 2017, operating profit for the cellular segment would have been NIS 192 million, an increase of 182% compared with NIS 68 million in 2016, reflecting the impact of the reduction in total operating expenses which was partially offset by the decreases in service revenues, in income with respect to settlement with Orange and in gross profits from cellular segment equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 710 million (US$ 205 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment would have been NIS 647 million, an increase of 15% from NIS 562 million in 2016, for the same reasons as the increase in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2017 was 27%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment as a percentage of total cellular revenues would have been 25% compared with 20% in 2016.

Fixed Line Services Segment

Total revenues. Total revenues in 2017 for the fixed-line segment were NIS 853 million (US$ 246 million), a decrease of 8% compared with NIS 929 million in 2016.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 777 million (US$ 224 million) in 2017, a decrease of 10% compared with NIS 866 million in 2016.  This decrease mainly reflected a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers, and a decrease in inter-segment revenues. See also "Item 3D.2o The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services." It is estimated that the Company’s subscriber market share in the ISP segment continues to be eroded as a result of the strong competition in the market. The launches of Partner TV service and the commercial phase and accelerated deployment of our fiber optic network did not have a significant impact on fixed-line segment revenues in 2017.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2017 totaled NIS 76 million (US$ 22 million), an increase of 21% compared with NIS 63 million in 2016, mainly reflecting an increase in revenues recorded from sales of audio visual and related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2017 was NIS 22 million (US$ 6 million), compared with NIS 11 million in 2016, an increase of 100%, again largely a reflection of the impact of an increase in gross profit recorded from sales of audio visual and related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 1% from NIS 617 million in 2016 to NIS 613 million (US$ 177 million) in 2017.  This decrease reflected decreases in international call expenses, and in operating lease, rent and overhead expenses, partially offset by increases in expenses related to Partner TV service that was launched during 2017, and in expenses related to internet services. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses for the fixed-line segment in 2017 amounted to NIS 98 million (US$ 28 million). Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses for the fixed-line segment would have been NIS 116 million, a decrease of 2% from NIS 118 million in 2016. The decrease largely reflected decreases in payroll and related expenses, partially offset by an increase in advertising and marketing expenses related in part, to the marketing activities related to the launch of the Company’s television services during 2017. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 594 million (US$ 171 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the fixed-line segment would have been NIS 614 million, an increase of 1% or NIS 5 million from 2016. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 730 million. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the fixed-line segment including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 748 million, a decrease of 1% compared with 2016.

Operating profit. Operating profit for the fixed-line segment was NIS 71 million (US$ 20 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, operating profit for the fixed-line segment would have been NIS 54 million, a decrease of 57% compared to NIS 125 million in 2016, mainly reflecting the impact of the decrease in service revenues and the increase in total operating expenses, partially offset by the increase in gross profit from equipment sales, as explained above. The launches of Partner TV service and the commercial phase and accelerated deployment of our fiber optic network did not have a significant impact on fixed-line segment operating profit in 2017.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 207 million (US$ 60 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment would have been NIS 188 million, a decrease of 31% from NIS 272 million in 2016, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2017 was 24%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment as a percentage of total fixed-line revenues would have been 22% compared with 29% in 2016.

Annex “C”

Date: ______________
Dear Mr. ________________

Letter of Indemnification and Release

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.	Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.	Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.5A	Expenses that you may incur with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v)  a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.	That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification and release in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification and release even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification and release prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification and release. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries), pursuant to all letters of indemnification issued to them by Partner on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15
If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any Event the amount for which each individual director or other indemnified person may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

4.	Release

4.1
The Company releases you in advance, subject to the provisions of the Companies Law, from your liability towards the Company for any damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of the breach of your duty of care toward the Company while acting in good faith, in your capacity as an officer or director in Partner or the Subsidiaries for the events and to the extent that will be allowed at the time of release by law. The said release from liability will be for amounts for which the officers or directors are not entitled to indemnification in accordance with the Company's D&O insurance policy.

4.2
Partner may not release you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you and (v) a breach of duty of care in a Distribution ("haluka").

4.3	In addition to the limitations of the release according to any law, the release shall not apply to the following cases:

a.
Any counterclaim of the Company against an officer or director as a result of a claim of an officer or director against the Company, except for when the claim of the officer is to protect his rights that stem from labor law in accordance with the law or a personal employment agreement between himself and the Company or a resolution duly adopted by the Company's organs in respect of directors remuneration.

b.
Resolution or transaction in which the controlling shareholder or any officer or director in the Company (including other officers or directors than the officer or director being granted the release) has a personal interest.

5.	Sections 3.6-3.9 and 3.11-3.12 above will apply Mutatis Mutandis to release.

6.
In sections 4 and 5 -"acting" – or any derivative of it as set forth in the Companies Law, including also a decision and/or omission and including all of the actions taken by you before the date of this letter during the periods in which you were employed and/or served as an officer or director of the Company and/or during the periods in which you were an officer, employee or agent of the Company in another corporation in which the Company directly or indirectly holds securities.

7.
For the avoidance of doubt, it hereby determined that this letter of indemnification and release shall not cancel or derogate or constitute a waiver of any other indemnification that the officer or director is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an officer or director in the Company. It is hereby clarified that the Company will not be obligated to indemnify an officer or director for the same event, in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with this letter of indemnification and release. In any case in which an officer or director can be indemnified, by law, both in accordance with this Letter of indemnification and release and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the officer or director should be indemnified.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

The law of the State of Israel shall govern this Letter of Indemnification and Release and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification and Release, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification and Release:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.
Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.
Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.
The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.	Any action or decision in relation to work safety and/or working conditions.

20.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

22A.	Expenses incurred with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.
Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by any Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex “D”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	[1]Cancelled

21.5
[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

[1]	Amendment No. 52

[2]	Amendment No. 3

[3]	Amendment No. 4

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[4]  reduces to less than 26% [5] [6] [7] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[10]

[4]	Amendment No. 25

[5]	Amendment No. 9

[6]	Amendment No. 28

[7]	Amendment No. 31

[8]	Amendment No. 31

[9]	Amendment No. 25

[10]	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[11]

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

[11]
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)    ‘A’ holds 40% in Company ‘B’;

(B)     Company ‘B’ holds 40% in Company ‘C’;

(C)     Company ‘C’ holds 25% in Company ‘D’;

(D)     Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.      Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.       Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [12]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[12]	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY ISRAELI LAW]

Date: September 13, 2018

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Annual General Meeting (the “AGM”) will be held on Thursday, October 18, 2018 at 14:00 (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 4-7 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the shareholders’ convenience, items 1-3  on the agenda, which are not subject to the Regulations Procedure, are set forth below:

1.
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2017, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2017; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2017 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure, are set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

4.
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the "Appointed Directors"), to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder; and to approve and ratify (subject to the adoption of Resolution 5) that Mr. Tomer Bar-Zeev and Mr. Summet Jaisinghani will benefit from the indemnification and release under said resolutions.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, and notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind 01GP in 2015 and has since served as its general partner.  In this capacity she is an interested party and serves as an advisor and director in Wecheck Ltd (a private company). Ms. Ronen serves  on the Board of Directors of Fox-Wizel Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem.  Ms. Ronen has also served as an advisor to Liquidnet Inc. from 2013 to 2015. She previously served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-Tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. From 2013 until 2018, Ms. Ronen served on the Board of Directors of Mizrahi-Tefahot Bank Ltd. and during 2017-2018, she served as a director of Perion Network Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the close of the coming annual general meeting and may be re-elected. Accordingly, on November 20, 2017 the Board of Directors has elected Mr. Tomer Bar-Zeev as a director of the Company and on May 24, 2018 the Board of Directors has elected Mr. Summet Jaisinghani as a director of the Company. The services of Mr. Tomer Bar-Zeev and Mr. Summet Jaisinghani were recommended by S.B. Israel Telecom Ltd., the Company's principal shareholder ("S.B.").

The Appointed Directors will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the services of Mr. Jonathan Kolodny and Mr. Barry Ben Zeev (Woolfson) as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Mr. Sumeet Jaisinghani, Mr. Jonathan Kolodny, Mr. Barry Ben Zeev, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben Zeev, Mr. Kolodny, Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Mr. Ben Zeev, Mr. Kolodny and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have noted the respective personal interests (as the term "Personal Interest" is defined in the Companies Law) of the Appointed Directors and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM: (a) to approve the compensation of the Appointed Directors (excluding Mr.Tomer Bar-Zeev and Mr. Sumeet Jaisinghani) and Ms. Osnat Ronen, commencing from the close of the AGM, and to approve and ratify the compensation of Mr.Tomer Bar-Zeev and Mr. Sumeet Jaisinghani, commencing from the date of their respective appointments (November 21, 2017 and May 24, 2018), for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”); (b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the Appointed Directors and Ms. Osnat Ronen, as determined by the Compensation Committee. The Compensation Committee has determined that the reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”);  (c) to approve that the Appointed Directors and Ms. Ronen will continue to benefit from the Company's existing D&O insurance policy; and (d) to approve that the directors who have an Indemnification Letter or a Revised Indemnification Letter and have Indemnification and Release Letters, as these terms are defined in item 5 of the Proxy Statement, (together the "Respective Indemnification and Release Letters") will continue to benefit from the indemnification thereunder and their Respective Indemnification and Release Letters will continue in full force and effect.

The Compensation Committee and Board of Directors have also resolved and recommended to the shareholders at the AGM, to approve and ratify, subject to the adoption of Resolution 5(i) and 5(ii) below, that Mr.Tomer Bar-Zeev and Mr. Sumeet Jaisinghani will benefit from indemnification and release under said resolution.

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States, and a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of PT Media Nusantara Citra Tbk Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Tomer Bar Zeev was appointed to the Board of Directors of Partner in November 2017. Mr. Bar Zeev is the founder of ironSource, a leading digital content company that offers monetization and distribution solutions for app developers, software developers, mobile carriers, and device manufacturers and has served since 2010 as the CEO. Mr. Bar Zeev holds a B.A. in computer science from the Interdisciplinary Center Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Bar Zeev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Sumeet Jaisinghani was appointed to the Board of Directors of Partner in May 2018 after having previously served as a director in the Company from 2013 until 2016. Mr. Jaisinghani is a Managing Director of Saban Capital Group, Inc. (“SCG”) and is responsible for SCG’s principal investment activities in Asia-Pacific. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University's Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. and as a director on the Board of Directors of: Playbuzz Ltd, Beachbum Ltd., Origami Logic Inc. and Sosa Tlv Ltd. He is also an observer on the Board of Directors of SimilarWeb Ltd. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein serves as the CEO of SHL Telemedicine Ltd since June 2017. Prior to the appointment as CEO, he held the position of Senior Vice President, Head of Global Business Development since March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev,   Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie Steinberg and Mr. Ori Yaron to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron, and to approve and ratify the Compensation of Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) to approve that the directors listed above in clause (A) will continue to benefit from their existing indemnification and release letters which will continue in full force and effect; and (E) to approve and ratify that Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani will benefit from the indemnification and release letter subject to the adoption of Resolution 5 below;

RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from their indemnification and release letters which will continue in full force and effect; and

RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

5.	Approval and Ratification of the grant of Indemnication and Release Letters to Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani;

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to release, indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an office holder will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or Office Holders of the Company) in his capacity as an Office Holder of the Company.

For further information regarding indemnification and release letters granted to our directors, see the Proxy Statement.

It is hereby proposed to issue to Mr. Tomer Bar-Zeev, who was appointed as a director on November 20, 2017 and to Mr. Sumeet Jaisinghani who was appointed as a director on May 24, 2018, (as described above under Resolution 4) and have not yet been issued an indemnification and release letter, with respect to their serving as a director in the Company or as a director or office holder on behalf of the Company in other companies, the Indemnification and Release Letter, attached as Annex "C" effective November 20, 2017 and May 24, 2018, respectively.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Tomer Bar-Zeev and to provide him with the Indemnification and Release Letter and that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner's current activities;

(ii)
RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Mr. Sumeet Jaisinghani and to provide him with the Indemnification and Release Letter and that  Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner's current activities; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

6.
Approval of re-appointment of Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz) for one additional and final term, approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification and release.

Mr. Barry Ben Zeev serves as an external director (Dahatz) of the Company and his term of office expires on October 27, 2018.

The Audit Committee and Board of Directors approved and recommended to the shareholders at the AGM to approve, the re-appointment of Mr. Barry Ben Zeev as an external director (Dahatz) for a fourth term of three years, commencing on October 28, 2018. Insofar as Mr. Ben Zeev's re-appointment will be approved by the AGM, this will be his final term as an external director of the Company and his term will not be extended further. The Audit Committee and Board of Directors noted that since the additional external director of the Company was only recently appointed (Mr. Jonathan Kolodny) on May 5, 2018, it is in the best interest of the Company and its shareholders, to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz) for a fourth term, in order to preserve the appropriate source of knowledge and professional background in the Company, together with the strategic understanding of the administrative and historical processes accumulated within the Company, as well as Mr. Ben Zeev's unique expertise and contribution to the operation of the Board of Directors and its Committees. The re-appointment of Mr. Ben Zeev will ensure the stability of the work of the Board of Directors and its committees, while maintaining investors' confidence in the Company's high corporate governance standard. In addition, our Audit Committee and our Board of Directors noted, that since the Company is examining the entry into new sectors including fintech, credit and financing, in search of new growth engines and additional income channels, Mr. Barry Ben Zeev's valuable and extensive experience in banking and capital markets, together with his finance and corporate-strategy expertise, establish an additional clear benefit for his re-appointment, since he can contribute greatly to the Company in the analysis, understanding and implementation of its future growth plans. The directors further noted that Mr. Ben Zeev’s independence is apparent from his actions and the views he has expressed in meetings of the Board of Directors and its committees particularlyin view of the fact that during Mr. Ben Zeev’s service as an external director (Dahatz) of the Company, the Company has had two different Controlling Parties (as stated in the Israeli Companies Law), which demonstrates the absence of  any ‘linkage’ of Mr. Ben Zeev to either of them. Mr. Ben Zeev’s financial expertise has been apparent in his forward looking comprehension of the financial challenges that the Company has faced and his long term vision of the challenges that the Company has yet to face. His deep understanding of the Company's activities together with his financial and strategic expertise  and his vast experience as Chairman of the Audit and Compensation Committees that uphold proper corporate governance of the Company have provided a significant contribution to the Company's performance.  The Audit Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev.

Mr. Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner as an external director (Dahatz) in October 2009 and serves as the chairman of the Audit Committee and Compensation Committee. During the years 2017-2018, Mr. Ben Zeev made sure to participate in 100% of the meetings of the committees of the Company in which he serves as a member and in 100% of the meetings of the Board of Directors of the Company. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006,  Chairman of Poalim Asset Management in the UK and Ireland during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta'asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Provident and Pension Ltd. as an independent director and head of the investment committee. In addition, he serves on the Board of Trustees of the College for Management (Michlala Le-Minhal). He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007, as a member of the investment committee of Manof Bereshit during the years 2009-2013 and as an independent director of Poalim Asset Management UK Ltd during the years 2011-2018. Mr. Ben Zeev holds a B.A. in Economics and an M.B.A both from Tel-Aviv University. To the best knowledge of the Company and the Company’s Directors, Mr. Barry Ben Zeev is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company. Mr. Ben Zeev was born on 19.3.1952; I.D. No. 051205508; Citizenship: Israeli; Residing at: 9 Shmuel Shnitser St., Tel-Aviv.

Mr. Ben Zeev was determined by the Board of Directors to be an “accounting and financial expert” under the Israeli Companies Law and regulations promulgated thereunder. In addition, Mr. Ben Zeev also qualifies as an independent director according to U.S. law and Israeli law.

The Company wishes to continue remunerating Mr. Barry Ben Zeev according to the “relative method” of remuneration under the Companies Regulations (Rules for the Compensation and Expenses for an External Director) (2000), as amended (the “Remuneration Regulations”) by paying Mr. Barry Ben Zeev the same remuneration that the Company pays its “other directors” and its additional external director (Mr. Jonathan Kolodny). Therefore, the Company wishes to pay Mr. Barry Ben Zeev, commencing from the date of his re-appointment (October 28, 2018), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event that options will be granted to Company directors, the Company will grant options to the Company's external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Mr. Barry Ben Zeev, if and to the extent permitted by the Compensation Policy at the relevant time.

The Compensation Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev and, subject to his re-appointment, approved, and recommended to the shareholders at the AGM to approve, the payment of the Remuneration to Mr. Ben Zeev and the reimbursement of expenses to him as set forth in the Remuneration Regulations. The Compensation Committee and Board of Directors have also approved, and recommended to the shareholders at the AGM to approve, as previously approved by the shareholders, that Mr. Ben Zeev will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification and release letters, which will continue in full force and effect.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz) of the Company for one additional and final term of three years in accordance with the Israeli Companies Law, commencing on October 28, 2018;

(ii)
RESOLVED: to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Mr. Barry Ben Zeev. In the event that options will be granted to Company directors, the Company will grant options to Mr. Barry Ben Zeev in a manner complying with the Remuneration Regulations, if and to the extent permitted by the Company's Compensation Policy at the relevant time. Mr. Ben Zeev will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification and release letters, which shall continue in full force and effect; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting “Controlling Parties“ (as stated in the Israeli Companies Law including section 268 thereof, “Controlling Parties“) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder constitutes a Controlling Party in the Company or has a Personal Interest in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) or not, as a condition for that shareholder's right to vote and be counted with respect to item no. 6 on the agenda. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a Controlling Party interest or a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours (72) prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions

7.	Approval of a new equity incentive grant to the CEO

The previous equity incentive was granted to the Company’s CEO, Mr. Isaac Benbenisti, by the AGM in October 2015. The final tranche of said grant, is expected to vest in October 28, 2018. Therefore, on August 14, 2018, further to the Compensation Committee's approval, the Company's Board of Directors approved and recommended for the AGM to approve, a new equity incentive grant for the Company's CEO in accordance with the Company's Compensation Policy ("New Equity Incentive Grant"), while all other compensation components of the CEO will remain unchanged.

The Company's Board of Directors resolved to approve the New Equity Incentive Grant in recognition of the Company's substantial achievements under the leadership of the CEO, as well as his significant contribution to the Company's ongoing operations during his tenure. It was noted that it is in the Company's best interest to retain the Company’s CEO in office and to create incentives that will link the CEO’s compensation to the Company’s achievements and the interests of its shareholders, while ensuring that the adequate incentives are put in place to maximize the Company’s long-term value.

The rationale of the Compensation Committee and the Board of Directors for the approval of the New Equity Incentive Grant to the Company’s CEO, is set forth in the Proxy Statement.

Pursuant to Section 272 (C.1.)(1) of the Israeli Companies Law, a company’s engagement with the company’s general manager in relation to his terms of office and employment that conforms to the company's compensation policy for office holders, must be approved by the Compensation Committee, the Board of Directors and the AGM by a special majority set forth in section 267A of the Companies Law.

The Compensation Committee of the Company discussed the compensation terms of the Company’s CEO at two separate meetings after which the Company’s Board of Directors discussed the matter. The Board of Directors determined that the New Equity Incentive Grant, as set forth in the Proxy Statement, is in accordance with the Company’s Compensation Policy and for the benefit of the Company.

The Compensation Committee and the Board of Directors considered the provisions of the Compensation Policy, which include, among others, the requirement that variable compensation be linked to performance and that a correlation must be made between the interests of the Company’s CEO and the interests of the Company and its shareholders, while examining criteria, relevant benchmarks and market trends.

Prior to the meetings that approved Mr. Benbenisti’s New Equity Incentive Grant, data was presented to the Compensation Committee and to the Board of Directors with regard to: the CEO’s current terms of office and employment and the New Equity Incentive Grant; with regard to the Compensation Policy and with regard to the comparative analysis conducted by Prof. Moshe Zviran of the terms of office and employment of CEOs at companies comparable to the Company; and with data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the expected impact of the gaps between them on labor relations in the Company.

Our Compensation Committee and Board of Directors reviewed peer group analysis of incentive plans granted to other CEOs and concluded that Mr. Benbenisti's New Equity Incentive Grant, as part of the cost of the CEO's entire compensation terms, is reasonable in relation to the contribution of the CEO to the Company.

The New Equity Incentive Grant will be at the value of NIS 7.4 million comprised of 4 tranches, for a vesting period of 4 years, 1 year for each tranche. The Board of Directors expressly noted that the New Equity Incentive Grant is of a lower value compared to the previous equity incentive grant approved by the AGM for the CEO, and scheduled to vest during a longer vesting period (the previous granted equity incentive was comprised of options at a value of NIS 8 million, for a vesting period of 3 years).

The proposed New Equity Incentive Grant will be comprised of 50% of the value in options of the Company (non-tradeable) (NIS 3.7 million) and 50% of the value in restricted shares (NIS 3.7 million).

The full terms of the New Equity Incentive Grant for the CEO of the Company are set forth in the Proxy Statement.

In accordance with the Compensation Policy, insofar as the law permits this, if the shareholders oppose the approval of the New Equity Incentive Grant, the Compensation Committee and Board of Directors may approve it, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of its terms, and on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and determined that this resolution is in the best interest of the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the New Equity Incentive Grant to the CEO, Mr. Isaac Benbenisti; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 7 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 7 on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

For further details in respect of the items on the AGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated September 13, 2018 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9 a.m. to 5 p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of item 1 on the agenda, which is not subject to the Regulations Procedure, and of items 4(i) and 4(iii) on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. No vote is required in connection with the discussion of items 2-3 on the agenda.

The required majority for the approval of items 4(ii), 5,6 and 7 on the agenda, which is subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items 4(ii) ,5,6 and 7 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the AGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of item 4 on the agenda is: October 8, 2018.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: October 13, 2018.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the AGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 20, 2018 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 27, 2018. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of September 12, 2018 the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 8,237,702 Ordinary Shares.

As of September 12, 2018, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 5,744,562 Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 4-7), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: ________, 2018

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Thursday, October 18, 2018 at 14:00 Israel time.

Type of meeting: Annual General Meeting

The Record Date: September 20, 2018.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
     Country of organization: ___________________________________

Item No.	Subject of the Resolution	Vot[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

		For	Against	Abstain	Yes[c]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2017, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2017.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2017 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant

a If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.
b Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.
c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

Item No.		Subject of the Resolution	Vot[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

			For	Against	Abstain	Yes[c]	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani,  Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron and to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

This item is not subject to the Regulations Procedure.

(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Barak Pridor,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron and approval and ratification of the Compensation of Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) approval and ratification that Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani will benefit from indemnification and release letters subject to the adoption of Resolution 5(i) and 5(ii) below; and (E) approval that the directors listed above in clause (A) who have indemnification and release letters will continue to benefit from their existing indemnification and release letters which will continue in full force and effect;

This item is subject to the Regulations Procedure.

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification and release letters will continue to benefit from them  which will continue in full force and effect.

This item is not subject to the Regulations Procedure.

Item No.		Subject of the Resolution	Vot[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

			For	Against	Abstain	Yes[c]	No
5)	(i)	Approval and Ratification of the grant of an indemnification and release letter to Mr. Tomer Bar Zeev. This item is subject to the Regulations Procedure.
	(ii)	Approval and Ratification of the grant of an indemnification and release letter to Mr. Sumeet Jaisinghani. This item is subject to the Regulations Procedure
6)
Approval of re-appointment of Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz) for one additional and final term, approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification and release

This item is subject to the Regulations Procedure.

7)	Approval of a New Equity Incentive Grant to the CEO This item is subject to the Regulations Procedure.

Regarding the resolutions in items 4(ii), 5(i) and (ii), 6 and 7 why do I have a “Personal Interest” in the resolution, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐           Yes. I approve the declaration below.
☐           No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.
[e]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Hadar Vismunski-Weinberg, Adv., Company Secretary

Re:          Annual General Meeting of Shareholders to be held on
          Thursday, October 18, 2018 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions in items 4(ii),5, 6 and 7 whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

[1]	Name of shareholder.

[2]
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

[4]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 7). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

	For	Against	Abstain	Yes[7]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2017, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2017.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2017 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant

5 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

6 Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

7 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.
2

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

For	Against	Abstain	Yes[7]	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

This item is not subject to the Regulations Procedure.

(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr Yehuda Saban and Mr. Ori Yaron, and approval and ratification of the Compensation of Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) approval and ratification that Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani will benefit from indemnification and release letters subject to the adoption of Resolution 5 below; and (E) to approve that the directors listed aboved in clause (A) who have indemnification letters will continue to benefit from their existing indemnification and release letters which will continue in full force and effect;

This item is subject to the Regulations Procedure.

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification and release letters will continue to benefit from them which will continue in full force and effect.

This item is not subject to the Regulations Procedure.
Irrelevant
3

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

For	Against	Abstain	Yes[7]	No
5)	(i)	Approval and Ratification of the grant of an indemnification and release letter to Mr. Tomer Bar Zeev. This item is subject to the Regulations Procedure.
	(ii)	Approval and Ratification of the grant of an indemnification and release letter to Mr. Sumeet Jaisinghani. This item is subject to the Regulations Procedure.
6)
Approval of re-appointment of Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz) for one additional and final term, approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification and release

This item is subject to the Regulations Procedure.

7)	Approval of a new equity incentive grant to the CEO. This item is subject to the Regulations Procedure.

4

In connection with the resolutions in items 4(ii), 5(i), 5(ii), 6 and 7 why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?
_________________________________________________________________________________________
_________________________________________________________________________________________
_________________________________________________________________________________________

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)8:

☐	Yes. I approve the declaration below.
☐	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9; or (ii)  any other license granted, directly or indirectly, to Partner10.

Date: _____________	______________________________________________
Signature
Name (print):_______________
Title: _____________________

[8]
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[9]	A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

[10]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: September 13, 2018